07022712

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: aflease gold

*CURRENT ADDRESS

**FORMER NAME: PROCESSED

**NEW ADDRESS: APR 23 2007 THOMSON FINANCIAL

FILE NO. 82- 01798   FISCAL YEAR 12-31-06

- Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	[ ]	AR/S (ANNUAL REPORT)	[✓]
12G32BR (REINSTATEMENT)	[ ]	SUPPL (OTHER)	[ ]
DEF 14A (PROXY)	[ ]		

OICF/BY: dlw

DAT : 4/19/07

082-01798

RECEIVED

2007 APR 18 A 9:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE



SUB NIGEL
MODDER EAST

ANNUAL REPORT 2006

12-31-06
AR/S

aflease gold
it's a gold mine

Building on opportunities

VISION STATEMENT

Attain a premium gold market rating by growing into a high margin, cost conscious international gold producer with annual production of 500 000 ounces.



Modder East & Holfontein
New Kleinfontein & Turnbridge
East Rand goldfield
Sub Nigel
Ventersburg
Free State goldfield
Etendeka
Namibia
Gold Assets
0
50
100km
N
JOHANNESBURG
CARLETONVILLE
Central Rand
West Rand
West Wits
HEIDELBERG
Evander
VEREENIGING
POTCHEFSTROOM
KLERKSDORP
Klerksdorp
VREDEFORT
BOTHAVILLE
KROONSTAD
Free State
WELKOM

Aflease Gold Asset Locations in Southern Africa

CONTENTS
OF ANNUAL REPORT

Aflease Gold Limited is a growth-oriented South African gold mining and exploration company, listed on the JSE Ltd (Johannesburg stock exchange) and is also traded in the United States with an over-the-counter ADR at the Bank of New York, with the symbol AFSGY.

The Company is progressing towards its goal of becoming a significant mid-tier international gold producer. Aflease Gold has a pipeline of highly prospective gold projects, ranging from Modder East, which is currently under construction, to advanced and early stage assets located elsewhere in South Africa's historical mining districts of the East Rand and Free State, as well as the greenfields Etendeka project in Namibia. Aflease Gold is developing the shallow underground Modder East gold project in South Africa with production planned to begin in 2009.

The Corporation is majority-owned by sxr Uranium One Inc., an international uranium and gold mining company listed on the Toronto and Johannesburg stock exchanges. The Board of Directors of the Corporation comprises skilled and dedicated people with significant expertise in mineral exploration, development and mining operations.

A feasibility study for the Modder East Project was completed in August 2006, the Aflease Gold Board of Directors has approved the project, development is underway, and the Board is looking forward to the first gold pour in the third quarter of 2009.

Aflease Gold's strategic objectives are to develop the high-margin Modder East gold mine, to advance its other low risk and near-surface assets, to generate cash flow to sustain further exploration and acquisitions, to grow both organically and through value-accretive acquisitions, and to maximize shareholder returns through capital appreciation.

Aflease Gold is focused on developing its high margin Modder East gold mine with production expected to begin in 2009


Aflease Gold Ltd
100%
100%
Etendeka Prospecting and Mining Company (Pty) Ltd (NAMIBIA)
100%
New Kleinfontein Mining Company Ltd
Aflease Gold Share Incentive Scheme
100%
100%
Mali Holdings (Pty) Ltd (Dormant)
New Kleinfontein Goldmine (Pty) Ltd
100%
Morris Mining (Pty) Ltd (Dormant)
100%
100%
New Kleinfontein Gold Claims (Pty) Ltd
New Kleinfontein Rehabilitation Trust

OVERVIEW

Aflease Gold was formed in January 2006, combining the East Rand gold assets of Uranium One Africa with the gold assets of Sub Nigel. Already Aflease Gold has emerged as a serious player in the South African gold industry, having commenced construction of the Modder East mine near Springs, and now completing a pre-feasibility study on the Nigel Reef. In two years from now we plan to be pouring gold at Modder East, and it appears we could bring the historic Sub Nigel mine back into production even before Modder East.



Sandile Zungu
Chairman



Neal Froneman
Chief Executive Officer

THE YEAR IN REVIEW

On May 18th 2006 Aflease Gold took a quantum leap forward with the sod turning ceremony at Modder East, which will be the first new mine on the East Rand in 28 years. So confident were we of the viability of this low-cost, near surface, gold deposit that work on the mine began even before we had completed the feasibility study on the project. This was completed on August 16th, giving the project capital requirements of $114.3 million and an average cash operating cost of $217/oz. The portal of the decline was completed in the third quarter of 2006, before the rainy season began, and by the beginning of 2007 the development of the trackless decline had advanced a total of 384 metres from the portal. We are continuing to assess and revise our reserves at Modder East, and in January 2007 we were able to announce a 28% increase in contained ounces of gold in the probable category. The project is expected to be completed on schedule in the third quarter of 2009. Work is well advanced on the design of the gold plant, which we plan to start building in July 2007.

While Modder East is our flagship project, it is just one mine in the exciting portfolio of assets which we hold at Aflease Gold. Having issued a positive update on the resources at the historic Sub Nigel mine in December 2006, we started compiling a pre-feasibility study on commencing mining operations from the existing shaft infrastructure. The results of this study are due to be announced in the second quarter of 2007, and depending on the results of the assessment the project will be fast-tracked. The existing infrastructure is in good condition, the mining areas virtually fully accessible and the critical path of the project being the construction of the metallurgical plant and tailing facilities. Meanwhile, we are continuing with a structured exploration program and we are confident that we will be able to extend our development activities both across our assets within South Africa and at our exciting Etendeka exploration property in Namibia.

GROWING OUR ASSET BASE

It is our intention to maximize shareholder return and to grow the Corporation into a significant player in the global gold industry. In addition to growth through the development of our existing assets, we will remain aggressively acquisitive both inside South Africa and Southern Africa, and internationally. We will seek value accretive assets which are in line with our growth strategy, continuing to concentrate on low technical risk, high margin, near surface gold deposits.

INTERNATIONAL CAPITAL MARKETS PROFILE

Aflease Gold has its main listing on the JSE Limited, with over the counter trade in ADRs at the Bank of New York. It is anticipated that Aflease Gold will seek greater access to global capital markets, and this is expected to result in one or more offshore listings.

BLACK ECONOMIC EMPOWERMENT

On 22 August 2006 Aflease Gold was pleased to announce the conclusion of empowerment agreements with two BEE consortia covering the Corporation's South African assets. These follow the model of the BEE transaction initiated by our major shareholder sxr Uranium One at its Dominion Uranium Project near Klerksdorp. The empowerment consortia will acquire 26% of the South African assets through a deferred payment agreement, in terms of which they will pay market value for their share of our gold projects at the time of each installment. The composition of each consortia is as follows: 30% held by a workers' trust, 30% by a community trust and the remaining 40% being held by a series of entrepreneurial groupings. These agreements are subject to a number of conditions precedent including the grant of new order rights, most of which have already been granted. We believe that this structure will lead to genuine empowerment and we are delighted that it has won the endorsement of the South African authorities.

"While Modder East is our flagship project, it is just one mine in the exciting portfolio of assets which we hold at Aflease Gold.

Aflease Gold is focused on developing its high margin Modder East gold mine with production expected to begin in 2009."

TRINITY SHARE SWAP

On 23 June 2006, shareholders were advised that Aflease Gold had concluded a share swap agreement with Trinity Asset Management (Proprietary) Limited and Trinity Holdings (Proprietary) Limited (collectively, "Trinity"). Under this agreement, Aflease Gold has the right to acquire from Trinity not less than 7 500 000 and not more than 13 000 000 ordinary shares of Randgold and Exploration Limited ("Randgold"), in exchange for Aflease Gold shares. This agreement is subject to a number of conditions precedent, including the settlement of claims between Randgold and JCI in a fair and equitable manner.

CONCLUSION

In the space of merely one year we have transformed Aflease Gold into a production-visible un-hedged gold company with an attractive portfolio of assets. We are well positioned to take part in the further expected consolidation of the global gold mining industry, bringing benefits for our shareholders, our employees and the communities in which we operate.



Sandile Zungu
Chairman



Neal Froneman
Chief Executive Officer

Resources and Reserves for the Modder East project were updated during November 2006 The revised resource statement shows a tonnage of 22.57Mt grading 3.31g/t for 2.40 million contained ounces of gold in the indicated category (a 19% increase from the 2.01 million ounces reported previously) and 13.32Mt grading 2.31g/t for 0.99 million contained ounces of gold in the inferred category (a 3% decrease from the 1.02 million ounces reported previously) (Table 1). The indicated resource tonnage at Modder East has remained essentially unchanged while the average grade has increased by 19% (from 2.79g/t to 3.31g/t). The revised reserve statement shows a tonnage of 7.69Mt grading 5.54g/t for 1.37 million contained ounces of gold in the probable category (Table 2). This represents a 28% increase over the estimates contained in the August 16, 2006 Modder East feasibility study prepared by Turgis Consulting and audited by SRK Consulting.

Table 1. Revised Modder East Resource Statement

	Tonnes (Mt)	Grade (g/t)	Metal Content (Moz)	% increase/ decrease in ounces Nov 2006 vs Feb 2006	Actual increase/ decrease in ounces (Moz)
Indicated					
[1]BPLZ+BF	6.46	6.35	1.32	18%	0.20
[2]Channel +BF	13.15	1.41	0.60	-8%	-0.05
[1]BPLZ pillars	0.27	8.33	0.07	na	0.07
[3]UK9A	2.69	4.76	0.41	71%	0.17
[4]UK5A					
SubTotal Indicated	**22.57**	**3.31**	**2.40**	**19%**	**0.39**
Inferred					
[1]BPLZ+BF	0.43	2.08	0.03	-40%	-0.02
[2]Channel +BF	1.06	2.60	0.09	na	0.09
[3]UK9A	2.43	4.09	0.32	-20%	-0.08
[4]UK5A	9.41	1.82	0.55	-4%	-0.02
SubTotal Inferred	**13.32**	**2.31**	**0.99**	**-3%**	**-0.03**

[1]Quoted at a cut-off of 167cmg/t
[2]Quoted at a cut-off of 379 cmg/t
[3]Quoted at a cut-off of 199 cmg/t
[4]Quoted at a cut-off of 496 cmg/t

Table 2. Modder East Reserve Statement

	Tonnes (Mt)	Grade (g/t)	Metal Content (Moz)	% increase/ decrease in ounces Nov 2006 vs Feasibility study	Actual increase in ounces (Moz)
Probable					
BPLZ+BF	5.18	6.43	1.07	20%	0.18
UK9a	2.51	3.72	0.30	67%	0.12
Total Probable	**7.69**	**5.54**	**1.37**	**28%**	**0.30**

Resources at the Nigel Reef target were also re-evaluated during Q3 2006 using up-to-date geostatistical techniques. The Nigel Reef was previously estimated to contain 180,000 ounces of gold, all of which was classified as inferred. The resource has now been increased to 218,000 ounces, of which 205,000 ounces is classified as indicated (Table 3).

PROXY
FORM

NOTES:

1. A form of proxy is only to be completed by those shareholders who are:
   - holding shares in certified form; or
   - recorded on sub-register electronic form in own name.

   All other beneficial owners who have dematerialised their shares through a CSDP or broker and wish to attend the Annual General Meeting ("AGM"), must instruct their CSDP or broker to provide them with the required Letter of Representation.

   Beneficial owners who have dematerialised their shares through a CSDP or broker who do not wish to attend the AGM, must provide the CSDP or broker with their voting instructions in terms of the relevant custody agreement entered into between them and the CSDP or broker.

2. A shareholder entitled to attend and vote may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space provided, with or without deleting the Chairman of the AGM. A proxy need not be a shareholder of the Company. The person whose name stands first on the form of proxy and who is present at the meeting will be entitled to act as proxy to the exclusion of those whose names follow.

3. A shareholder is entitled to one vote on a show of hands and, on a poll, one vote in respect of each ordinary share held. A shareholder's instructions to the proxy must be indicated by inserting the relevant number of votes exercisable by that shareholder in the appropriate box(es). Failure to comply with this will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting as he deems fit in respect of all the shareholder's votes.

   A vote given in terms of an instrument of proxy shall be valid in relation to the AGM notwithstanding the death of the person granting it, or the revocation of the proxy, or the transfer of the ordinary shares in respect of which the vote is given, unless an intimation in writing of such death, revocation or transfer is received by the transfer secretaries not less than 48 hours before the commencement of the AGM.

4. If a shareholder does not indicate on this form that his proxy is to vote in favour of or against any resolution or to abstain from voting, or gives contradictory instructions, or should any further resolution(s) or any amendment(s) which may be properly put before the AGM be proposed, the proxy shall be entitled to vote as he thinks fit.

5. The Chairman of the AGM may reject or accept any form of proxy which is completed and/or received other than in compliance with these notes.

6. The completion and lodging of this form of proxy will not preclude the relevant shareholder from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such shareholder wish to do so.

7. Documentary evidence establishing the authority of a person signing the proxy form in a representative capacity must be attached to this form of proxy, unless previously recorded by the Company or unless this requirement is waived by the Chairman of the AGM.

8. A minor or any other person under legal incapacity must be assisted by his/her parent or guardian, as applicable, unless the relevant documents establishing his/her capacity are produced or have been registered by the Company.

9. Where there are joint holders of ordinary shares:
   - any one holder may sign the form of proxy;
   - the vote(s) of the most senior (for that purpose seniority will be determined by the order in which the names of shareholders appear in the Company's register of shareholders) who tenders a vote (whether in person or by proxy) will be accepted to the exclusion of the vote(s) of the other joint shareholder(s).

10. Forms of proxy should be lodged with or posted to the Company's transfer secretaries, Computershare Investor Services 2004 (Pty) Ltd:

Hand deliveries:	**Postal deliveries:**
70 Marshall Street	PO Box 61051
Johannesburg	Marshalltown
2001	2107

So as to be received by not later than 11h00 on Monday 25 June 2007.

Any alteration or correction made to this form of proxy, other than the deletion of alternatives, must be initialled by the signatory/(ies).

ADDITIONAL FORMS OF PROXY ARE AVAILABLE FROM THE TRANSFER SECRETARIES ON REQUEST

Aflease Gold Limited
(Formerly Sub Nigel Gold Mining Company Limited)
Registration number 1984/006179/06
JSE AFD ADR AFSGY
("Aflease Gold" or "the Company")

PROXY FORM

Only for use by Registered Members

This proxy form is for use by the registered holders of Aflease Gold certificated shares and the holders of Aflease Gold dematerialised shares in their own name at the Annual General Meeting ("AGM") to be held at the Nedbank Head Officce. Executive Dining Rooms – C Block,Ground Floor, 135 Rivonia Road, Sandton on Wedensday 27th June 2007 at 11:00.

A shareholder entitled to attend and vote at the AGM may appoint one or more proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the Company. This completed proxy form, to be effective needs to reach the share transfer secretaries by Monday 25 June 2007 at 11 00.

Dematerialised shareholders (other than their own name)

Holders of dematerialised ordinary shares must inform their Central Securities Depositary Participant ("CSDP") or broker of their intention to attend the AGM and request their CSDP to issue them with the necessary authorization to attend the AGM in person.

Should they wish to vote but do not wish to attend the AGM in person they should provide their CSDP or broker with their voting instructions in terms of the relevant custody agreement entered into between them and the CSDP or broker.

I, We ______________________ of ______________________ being holders of ______________________ ordinary shares in the capital of the Company do hereby appoint (see note):

1 ______________________ or failing him/her, ______________________

2 ______________________ or failing him/her, ______________________

3. the Chairperson of the AGM, as my / our proxy to attend, speak and vote on/our behalf at the AGM of members to be held on Wedensday, 27 June 2007 at 11:00 and at any adjournment thereof, and to vote or abstain from voting as follows on the ordinary resolutions to be proposed at such meeting:

	For	Against	Abstain
1. Adoption of the 2006 Audited Annual Financial Statements			
2. Re-election of Directors: 2.1 S Swana			
2.2 NJ Froneman			
2.3 DJ Nortier			
3. Re-appointment of the auditors and authorization of Directors to determine the auditors' fees for the year ending			
4. Approval of Directors' remuneration			
Ordinary Resolution 1 Directors' authorization to allot and issue unissued ordinary shares.			
Ordinary Resolution 2 Directors' authorization to issue shares for cash			
Ordinary Resolution 3 Authorisation of the Directors or the Company Secretary to sign all required documents to give effect to all resolutions			
Special Resolution 1 Approval to repurchase shares			

Signed at ______________________ this ______________ day of __________ 2007.

Signature ____

Assisted by (where applicable) ____

Table 3. Sub Nigel Resource Statement

	Tonnes (Mt)	Grade (g/t)	Metal Content (Moz)	Actual increase/ decrease in ounces - Nov 2006 vs Dec 2005 (Koz)
Indicated				
[1]Sub Nigel - Nigel Reef	1,539	4.14	205	205
Spaarwater - Main Reef				
Erosion Channel				
SubTotal Indicated	**1,539**	**4.14**	**205**	**205**
Inferred				
[1]Sub Nigel - Nigel Reef	139	2.99	13	-167
Spaarwater - Main Reef	1,258	4.08	165	0
Erosion Channel	1,301	5.71	239	0
SubTotal Inferred	**2,698**	**4.81**	**417**	**-167**

[1]Quoted at a cut-off of 220cmg/t

In addition to the above, Aflease Gold has an audited inferred resource of 830,000oz of gold at the New Kleinfontein and Turnbridge assets.

Notes:

1. In all cases, mineral reserves and resources have been reported in accordance with the classification criteria of the South African Code for Reporting of Mineral Resources and Mineral Reserves (the SAMREC Code). The revised resource estimates were prepared by Charles Muller, B.Sc. (Hons), Pr.Sci.Nat., of Global Geo Services, an independent geoscience consultant to the Corporation. Charles Muller is a competent person for the purposes of SAMREC. The resources were audited by Mark Wanless of SRK Consulting. Note that mineral resources are not mineral reserves and do not have demonstrated economic viability.
2. The revised reserve statement for Modder East was prepared by Clive Brown of Turgis Consulting and audited by Herbert (Wally) Waldeck PrEng, Partner and Principal Mining Engineer BSc(Eng), MBA, SAIMM, AMAMMSA of SRK Consulting (South Africa) (Pty) Limited.
3. The mineral resource estimation process was managed by Warwick Bullen, M.Sc., Pr.Sci.Nat., Vice President, Geology and Exploration, Aflease Gold.
4. The Company has prospecting rights for the following areas: Holfontein, New Kleinfontein, Turnbridge, Ventersburg, Sub Nigel Areas 4,5,6 in South Africa and an exclusive prospecting license for Etendeka in Namibia.
5. The Company holds old order mining rights for the Modder East and Sub Nigel Area 1,2,3 properties and applied for new order mining rights over these properties during 2006.
6. Exploration data for all Aflease Gold assets are detailed in documents placed in the public domain. The documents are compiled by competent persons and audited, where applicable, by third parties, who are themselves competent persons. These documents include: An Independent Technical Report On the Eastern Mining Assets of Aflease Gold & Uranium Resources Limited; An Independent Competent Person's Report on the Proposed Share Swap between Aflease Gold & Uranium Resources Limited and Sub Nigel Gold Mining Company Limited; An Independent Competent Person's Report for the Proposed Black Economic Empowerment Deal of Aflease Gold Limited; An Independent Technical Report on the Modder East Gold Project, Located near Springs, Gauteng Province, Republic of South Africa; The Modder East Gold Project - Bankable Feasibility Study, News Release - Increase in Resources and Reserves at Aflease Gold's Modder East and Sub Nigel Gold Projects, South Africa.



SANDILE ZUNGU

(Non-Executive Chairman)

Mr Zungu studied at Hilton College and has a B.Sc. in Mechanical Engineering and an MBA from the University of Cape Town. He is Executive Chairman of Zungu Investments Company and is also an independent Non-Executive Director of Edgars Consolidated Stores and Ellerines Holdings. He was a founder of African Vanguard Resources and is past chairman of the South African government-owned arms manufacturer Denel.

He sits on the Corporate Governance and Remuneration Committees.



NEAL FRONEMAN

(Chief Executive Officer)

Mr Froneman joined the Uranium One Group as CEO of Aflease in April 2003 and is CEO of both the Corporation and of sxr Uranium One. He is a registered professional engineer with over 25 years experience in the mining industry. Prior to joining Aflease, Mr Froneman was Vice President and Head of Operations at Gold Fields Limited. He has also held management and executive positions at Harmony Gold Mining Company, JCI and other companies. He holds the degrees Pr. Eng., B.Sc Mech. Eng. (Ind.Opt.) B.Compt. He also holds both a Mine Manager and Mechanical Engineers certificate of competency for metalliferous mines.



ROBERT VAN NIEKERK

(Executive Director)

Robert van Niekerk has a B.Sc. in Mining Engineering from the University of the Witwatersrand and a National Higher Diploma in Metalliferous Mining from the Witwatersrand Technicon. He has worked in the mining industry in South Africa and Canada for Harmony and ERPM and was formerly a Business Manager at Anglo Platinum. Mr. van Niekerk is currently Executive Vice President, Africa & Europe for sxr Uranium One Inc. Previous to this, he was Executive Vice President, Aflease Gold at Uranium One.

He sits on the Safety, Health and Environment Committee by invitation.



JEAN NORTIER

(Chief Financial Officer)

Jean Nortier is also the CFO of sxr Uranium One. He is a former Chairman of Aflease, and prior to the formation of Uranium One was CFO of Aflease Gold and Uranium Resources Limited. He has been involved in corporate finance since 1998, initially as Group Financial Executive of the TBB Holdings Group, and then as CEO of the Sovereign Group. During the first quarter of 2000 he re-launched Reitron (Proprietary) Limited and started a corporate finance and equity venture. Throughout his career, he has been involved in transactions and capital raising both in South Africa and abroad.

He sits on the Audit Committee by invitation.

PIERRE KRUGER

(Executive Director)



Pierre Kruger is a former non-executive Chairman of New Kleinfontein Mining Company and non-executive director of Aflease Gold. Prior to joining Aflease Gold in January 2007 as Company Secretary, he had practised with Charles Sherman, Kruger and Prosser Inc in Springs for 26 years as an attorney, notary public and conveyancer. He joined the practice in February 1980 and was appointed a director in March 1983. He holds the degrees B.Com., LLB., H Dip Co Law.

During the period under review he chaired the Remuneration Committee and sat on the Corporate Governance Committee.

KEN DICKS

(Non-Executive Director)



Mr Dicks has a mining manager's certificates in metalliferous and coal mining. He is a former non-executive director of Aflease Gold and Uranium Resources Ltd. He held several executive positions in the Anglo American group, including time at AngloGold Ashanti.

He chairs the Health, Safety and Environment Committee and sits on the Audit and Remuneration Committees.

SAVANNAH MAZIYA

(Non-Executive Director)



Ms. Maziya holds a BA (Finance and Broadcast Science) from Bridgewater University in the USA and an MBA from De Montford University in the UK, with a focus in finance and strategic planning. She has a solid corporate finance and mining background. She is the President of Bunengi Holdings (Pty) Ltd. She is a former CEO of the African Broadcast Network, and a Director of the Construction Industry Development Board of Public Works.

She chairs the Corporate Governance Committee and sits on the Audit Committee.

SANDILE SWANA

(Non-Executive Director)



Mr Swana is Chairman of Kabusha Mining & Finance Company, a Director of Professional Training and Consulting Group (PTC) and a former non-executive Chairman of Sub Nigel. He spent seven years in the oil industry with Caltex and Xenex Oil. He worked for the Don Group before joining the PTC-Group (Proprietary) Limited as a partner.

He chairs the Audit Committee and sits on the Health, Safety and Environment Committee.

The Board is responsible, directly and through its Committees, for the supervision of the management of the business and affairs of the Company. The Board seeks to ensure the viability and long-term financial strength of the Company and the creation of enduring shareholder value. In pursuing these objectives, the Board has regard for the best interests of the shareholders and to the needs of its other stakeholders, including the needs of the communities in which the Company conducts its business and the needs of its employees, suppliers and customers.

In addition to its statutory responsibilities, the Board is responsible for:

- reviewing and approving the Company's strategic plans and annual budgets, including major resource allocations, expenditure and capital investments;
- monitoring the operational performance of the Company;
- overseeing the management and internal control of risks facing the Company, as well as the quality and integrity of the Company's accounting and financial reporting systems, disclosure controls and procedures;
- developing and implementing appropriate procedures for communicating with the Company's shareholders and stakeholders,
- evaluating the performance and fixing the compensation of the Chief Executive Officer;
- ensuring that the Company's business is conducted in accordance with the Company's high standards of business and ethical conduct.

The day-to-day management of the business and affairs of the Company are the responsibility of the Chief Executive Officer and senior management of the Company.

The Board subscribes to the principles incorporated in the amended Code of Corporate Practices and Conduct, as set out in the King Report on Corporate Governance for South Africa 2002 (King II) and the JSE Securities Exchange Listing Requirements.

During the period under review, the Company complied with in all material respects the King Code of Corporate Governance (King II).

The Company has a unitary board structure. The Board comprises three executive and five non-executive directors. In accordance with the Board's Charter, a majority of its members are non-executives who meet the criteria for independence set out in the Code of Corporate Practices and Conduct contained in the King Report. Under the Board's Charter, the Chair of the Board must be an independent non-executive.

The Board meets as frequently as is determined to be necessary, but not less than four times per year. The Board may form and delegate authority to Committees of the Board. The Board currently has four standing committees - the Audit Committee, the Remuneration Committee, the Corporate Governance and Nominating Committee and the Safety, Health and Environment Committee. Each standing committee has its own Charter setting out its purposes, goals and responsibilities.

Candidates for election as directors are recommended by the Corporate Governance and Nominating Committee, taking into account the principles set out in the Board's Charter, as well as factors such as independence, diversity, integrity, skills, expertise experience and knowledge about the Company's business and industry. In terms of the Company's Articles of Association, one third of the Directors are required to retire each year on a rotational basis and are eligible for re-election at the Annual General Meeting.

Directors are entitled to receive reasonable remuneration for their services as may be determined by the Board from time to time. A meaningful portion of each director's remuneration is required to be in the form of share options or other equity-based incentives. Executive Directors do not receive compensation for their services as directors in addition to the compensation received by them in their capacities as officers of the Company.

Emoluments paid to directors and details of directors' interests in share capital and the share option scheme of the Company are disclosed in the Directors' Report and the Annual Financial Statements.

Following the merger of Sub Nigel Gold Mining Company Limited and New Kleinfontein Mining Company Limited in January 2006, the whole Board of Sub Nigel, save for Mr.Sandile Swana, resigned and the following new directors were appointed:

Executive

Mr. Neal Froneman	Chief Executive Officer
Mr. Jean Nortier	Chief Financial Officer
Mr. Robert van Niekerk	Chief Operating Officer

Non Executive

Mr. Sandile Zungu	Mr. Ken Dicks
Ms. Savannah Maziya	Mr. Pierre Kruger

Mr Sandile Swana remained on the Board as a non-executive director.

During the period July to December 2005, the former Board met twice and during the 2006 year the Board met four times and attendance was as follows:

Name	13 July	15 Sep	15 Feb	2 May	29 May	27 July
P Glyn	P	P	NAD	NAD	NAD	NAD
H Veldsman	A	P	NAD	NAD	NAD	NAD
A Reynolds	P	P	NAD	NAD	NAD	NAD
S Ward	P	NAD	NAD	NAD	NAD	NAD
S Zungu	NAD	NAD	P	P	P	P
NJ Froneman	NAD	NAD	P	P	A	P
DJ Nortier	NAD	NAD	P	P	P	P
R v Niekerk	NAD	NAD	P	P	P	P
S Maziya	NAD	NAD	P	A	A	A
KV Dicks	NAD	NAD	P	P	P	P
PB Kruger	NAD	NAD	P	P	P	P
S Swana	P	P	P	P	P	P

A – Absent with apologies; P – Present; NAD – Not a Director at the respective date.

COMMITTEES OF THE BOARD
AUDIT COMMITTEE

The Audit Committee assists the Board in its oversight role with respect to the quality and integrity of the Company's financial statements. This includes evaluating the performance, qualifications and independence of the Company's external auditors. The Committee has the authority to appoint or replace the external auditors subject to shareholder ratification and to determine their compensation, while the external auditors have direct and unrestricted access to the Audit Committee, as well as the opportunity to meet with the entire Board. The Audit Committee also sets the principles for recommending the use of external auditors for non-audit services.

Meetings are frequently attended by the Group's external auditors, executive management and other officers as appropriate to review the Company's financial statements and accounting policies, the effectiveness of its management information, the financial information and the external auditors' findings. All significant findings arising from the audit are brought to the attention of the Audit Committee and, if necessary, to the Board.

The Committee recognises its responsibility in terms of facilitating the effective communication between the Board of Directors, senior management and the external auditors. The Committee also facilitates the credibility, objectivity and reliability of published financial reports and ensures that the financial statements comply with applicable accounting standards and International Financial Reporting Standards (IFRS)

A new Audit Committee was set up at the beginning of 2006, comprising three independent non-executive directors, Mr S Swana who serves as its Chair, Ms S Maziya and Mr K Dicks. All the members of the Committee are financially literate, as required by the relevant Charter. The Company's Chief Financial Officer attends all meetings of the Committee by invitation. During 2006, the Committee held three meetings, as shown below:

Name	15 March	3 May	11 August
S Swana	P	P	A
S Maziya	P	P	P
K Dicks	P	P	P
D J Nortier	P	P	P

A – Absent with apologies; P – Present

REMUNERATION COMMITTEE

The Remuneration Committee oversees the administration of the Company's compensation plans, including its share option and other equity-based incentive plans, and approves all executive employment agreements, consulting arrangements and retirement arrangements. In addition, the Committee reviews and approves goals and objectives for the CEO and other senior executives on an annual basis, and sets their compensation, and reviews and makes recommendations to the Board with respect to the compensation payable to the Directors for their services.

In establishing and administering the Company's executive remuneration, the Committee seeks to align executive remuneration with Company performance and shareholder interests, and to set remuneration standards which attract, retain and motivate a competent executive team. Performance-related elements constitute a substantial portion of the total remuneration package of executives.

The Remuneration Committee currently comprises three independent non-executives. Mr P Kruger, who serves as its Chair, Mr S Zungu and Mr K Dicks. The Company's Chief Executive Officer attends meetings of the Committee by invitation. During 2006, the Committee held two meetings, as indicated below:

Name	21 February	27 July
P Kruger	P	P
S Zungu	A	P
K Dicks	P	P
NJ Froneman	P	P

A – Absent with apologies; P – Present

SAFETY, HEALTH AND ENVIRONMENT COMMITTEE

The Safety, Health and Environment Committee assists the Board in the discharge of its responsibilities to oversee the management of policies, programs and practices pertaining to environmental and occupational health and safety matters.

The Company attaches great importance to the safety and health of its employees and to the environment at large. Independent third parties are used to assess applicable environmental and rehabilitation requirements and advice given by these third parties is discussed at the weekly management meetings, with decisions made as to how best to implement the recommendations.

The Committee currently comprises two independent non-executive directors, Mr Ken Dicks, who serves as its Chair, and Mr Sandile Swana and one executive director Mr Robert van Niekerk in his capacity as Chief Operating Officer.

The Committee met twice during the year.

Name	26 April	20 September
K Dicks	P	P
S Swana	P	P
R v Niekerk	P	P

A – Absent with apologies; P – Present

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Corporate Governance and Nominating Committee assists the Board in the discharge of it's duties and responsibilities with respect to the selection and nomination of members of the Board and their appointment to Board Committees, the co-ordination of an annual evaluation of the Board and its Committees and the development and annual review of the Charters of the Board and each Board Committee.

The Committee currently comprises three Non-executives,

Ms S Maziya who acts as Chair and Mr. S Zungu and Mr.P Kruger. The Committee met once during the year

Name	6 September
Ms. S Maziya	P
Mr. S Zungu	A
Mr. P Kruger	P

A – Absent with apologies; P – Present

COMPANY SECRETARY

The Company Secretary provides directors with guidance in complying with their duties and responsibilities and in adhering to the Company's high standards of business and ethical conduct. He is actively involved in preparing the schedule of Board and Committee meetings for the year. He prepares the agendas for these meetings in conjunction with the Chair and key executives,and ensures that information and documents relevant to the consideration of the Board's and Committee's business is distributed in advance to the directors. The Company Secretary takes the minutes of these meetings and ensures that they are properly recorded in accordance with Section 242 of the Companies Act and distributed as soon as possible thereafter to aid directors in implementing the decisions. The Company Secretary ensures that the Board policies and instructions are communicated to the relevant persons in the Company and that pertinent issues from management are referred back to the Board where appropriate.

The Company Secretary plays a key role in the induction process of new directors, encompassing both directors' duties and responsibilities in general and specific matters pertaining to the Company itself and the industry in which it operates.

ANNUAL FINANCIAL STATEMENTS

In terms of the Companies Act, the directors have ensured that adequate accounting records are maintained and are responsible for the preparation of the annual financial statements which fairly present the state of affairs of the Company. The Company has complied with International Financial Reporting Standards ("IFRS")

The Company's external auditors are responsible for reporting on whether the financial statements are fairly presented in conformity with IFRS. The external auditors offer reasonable, but not absolute assurance on the accuracy of the financial disclosures. The preparation of the financial statements is the responsibility of management.

Consultation occurs between external auditors and the Audit Committee to effect an efficient audit process. The Audit Committee sets the principles for recommending the use of external auditors for non-auditing services.

RISK MANAGEMENT AND INTERNAL CONTROL SYSTEMS

The Board of Directors has overall responsibility for ensuring that the Company maintains a system of internal financial controls to provide reasonable assurance regarding the reliability of the financial information used within the business and for publication, and that assets are safeguarded.

The Company has an appropriate organizational structure for planning, executing, controlling and monitoring its business operations in order to achieve the strategic business objectives approved by the Board. The management of the group is delegated to the executive directors, in accordance with the Articles of Association.

The executive management is accountable for the control, conduct and performance of the businesses within the agreed business strategy.The Board acknowledges its overall responsibility for the Company's system of internal controls and for reviewing its effectiveness, whilst executive management is accountable to the Board for monitoring the system of internal controls and for providing assurance to the Board that it has done so.

Executive management is responsible for the identification, evaluation and management of the significant risks applicable to the Company's business.These risks are assessed on a regular basis.

The Company complies with statutory laws, regulations and the maintenance of proper accounting records.

TRADING BY DIRECTORS AND OFFICERS

Directors and officers of the Company's are restricted from trading in the Company's ordinary shares during closed periods determined by the Board. The Company Secretary distributes written notices to advise employees and directors of restricted periods. All directors and officers of the Company are obliged in terms of regulatory and governance requirements to disclose any dealings in the Company's ordinary shares by them or their concert parties to the Company Secretary. Closed periods are to be operated prior to the publication of interim and year-end results. Where appropriate, the closed period will also be extended to include other sensitive periods.

COMMUNICATION

The Company regards communication as one of the most influential factors in building and establishing corporate reputation and subscribes to a policy of transparent, accurate and consistent communication in respect of both its financial and operating affairs (both external and internal). The Company maintains an active shareholder and investor relations programme,having due regard for statutory and other restrictions on the dissemination of undisclosed price-sensitive information by the Company and its directors and officers.

The Company encourages its shareholders to attend its general meetings, as these provide opportunities for shareholders to address matters directly with the Board, including the Chairs of the Board and its Committees.

The Annual Report deals adequately with disclosures pertaining to the financial statements, auditors' responsibilities, accounting records and policies, internal controls, risk management, adherence to accounting standards, going-concern issues and adherence to codes of governance.

The Company maintains a website (www.afleasegold.com) containing up to date information pertaining to the Company's business and affairs, including media releases, the shareholder diary, announcements, circulars and other articles of interest. Investors and members of the public are invited to subscribe for regular updates from the Company's website. Media and investor briefings, including telephonic and conference calls, are held in conjunction with periodic results releases.

EMPLOYEE OWNERSHIP

The Company has a Share Incentive Scheme, which is designed to align the interests of the Company with those of its senior management, directors and Group employees. The Scheme is intended as an incentive to employees to remain in the service of the Company and to give them, through equity ownership, a direct stake in the Company's success.

BLACK ECONOMIC EMPOWERMENT

In line with the Company's commitment to the Mining Charter and other applicable legislation, it announced two 26% broad-based empowerment transactions in 2006. Details of these transactions are described in the CEO's Review.

CODE OF ETHICS

The Company consistently strives to improve the performance of it's key resources – our people and our assets. We conduct ourselves with honesty and integrity, and provide our employees with opportunities to develop their skills while sharing risks and rewards in work-places that promote innovation, team-work and freedom with accountability. We also embrace cultural diversity.

All managers and employees take responsibility for health and safety; and together they strive to create work-places that are free from occupational injury and illness. In addition, they monitor and control the environmental aspects of our activities. We strive to form partnerships with host communities, sharing their environments, traditions and values. We want communities to be better off for Aflease Gold having been there. We are always committed to working in an environmentally friendly way.

EMPLOYMENT EQUITY

The Company is committed to complying with the Employment Equity Act and is currently drafting it's Equity Plan. It is also committed to creating a work place in which individuals of ability and application can develop rewarding careers at all levels, regardless of their background, race or gender. The Company is committed to developing its employees to their greatest potential, which will contribute to the achievement of our commercial objectives. We recognise the need for continued investment in our people through organisational learning and development. This is demonstrated through training opportunities and job placement, with a focus on the development of key competencies, career path progression and retention of talent.

The Company has adopted a proactive recruitment, selection and promotion policy.

SPONSOR

Nedbank Corporate acts as sponsor to the Company in compliance with the JSE listing requirements.

Mr S Zungu Chairperson	Mr N J Froneman Chief Executive Officer

The Directors are responsible for the preparation, integrity, and fair presentation of the financial statements of Aflease Gold and its subsidiaries. The financial statements presented on pages 16 to 48 have been prepared in accordance with International Financial Reporting Standards ("IFRS") and in the manner required by the South African Companies Act of 1973, and include amounts based on judgments and estimates made by management.

The Directors consider that, in preparing the financial statements, they have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all statements of IFRS that they consider to be applicable, have been followed.

The Directors are satisfied that the information contained in the financial statements fairly presents the results of operations for the 18 month period and the financial position of the Group at year-end. The Directors also prepared the additional information included in the annual report and are responsible for both its accuracy and its consistency with the financial statements.

The Directors have responsibility for ensuring that accounting records are kept. The accounting records should disclose with reasonable accuracy the financial position of the companies to enable the Directors to ensure that the financial statements comply with the relevant legislation.

Aflease Gold Limited and its subsidiaries operated in a well-established control environment, which is well-documented and regularly reviewed. This incorporates risk management and internal control procedures which are designed to provide reasonable, but not absolute assurance that assets are safeguarded and risks are being controlled.

The going-concern basis has been adopted in preparing the financial statements. The Directors have no reason to believe that the Company or any of its subsidiaries will not be going concerns in the foreseeable future, based on forecasts and available cash resources These financial statements support the viability of the Company and its subsidiaries.

The financial statements have been audited by the independent accounting firm, PricewaterhouseCoopers Inc. South Africa, which was given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the Board of Directors and Committees of the Board. The directors believe that all representations made to the independent auditors during their audit were valid and appropriate. PricewaterhouseCoopers Inc.'s audit report is presented on page 15.

The financial statements were approved by the Board of Directors on 30th March 2007 and signed on its behalf by:

Mr S Zungu
Chairperson

Mr N J Froneman
Chief Executive Officer

STATEMENT
OF COMPLIANCE BY COMPANY SECRETARY

In my opinion as Company Secretary, I hereby confirm, in terms of the Companies Act, 1973, that for the year ended 31 December 2006, the Company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of this Act and that all such returns are true, correct and up to date.

P Kruger
Company Secretary
30 March 2007

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF AFLEASE GOLD LIMITED

We have audited the annual financial statements and group annual financial statements of Aflease Gold Limited. These financial statements, set out on pages 16 to 48, comprise: the balance sheet and the consolidated balance sheet as at 31 December 2006; the company's income statement, statement of changes in equity and cash flow statement for the 18 months ended 31 December 2006; the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the 12 months ended 31 December 2006; a summary of significant accounting policies and other explanatory notes; and the directors' report.

Directors' Responsibility for the Financial Statements

The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the company and of the group as of 31 December 2006, and their financial performance and their cash flows for the respective periods then ended in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa.

PricewaterhouseCoopers Inc

PricewaterhouseCoopers Inc
Director: HP Odendaal
Registered Auditor
Johannesburg
30 March 2007

AFLEASE GOLD LTD
DIRECTORS REPORT
FOR THE 18 MONTHS ENDED 31 DECEMBER 2006

The Directors present their Annual Report which forms part of the audited financial statements of the Company and of the Group for the 18 month period ended 31 December 2006.

1. NATURE OF BUSINESS

Aflease Gold Limited ("the Company") is a junior mining company currently involved in exploration in both South Africa and Namibia focusing on the development of high margin low technical risk shallow underground gold mines.

2. HOLDING COMPANY

The Company is a subsidiary of Uranium One Africa Limited which held 71.4% of the issued share capital in the Company as at 31 December 2006. Subsequent to the end of the year, a further 25 000 000 shares were issued diluting Uranium One's shareholding to 67.8%.

3. MAJOR SHAREHOLDERS

As at 31 December 2006 only Uranium One Africa Limited held more than 5% of the issued share capital of the Company

4. FINANCIAL RESULTS

The Financial Statements for the period ended 31 December 2006, disclosing the financial position, results from operations and cash flows for the Group, are fully set out in this report. The Financial Statements are prepared in accordance with International Financial Reporting Standards ("IFRS"), supported by reasonable and prudent judgments and estimates where required. A Financial Review is comprehensively disclosed in this Annual Report.

5. GOING CONCERN

The financial results for the period ended 31 December 2006 have been prepared on a going concern basis.

The Company has sufficient funding to continue with its current capital programs which will bring its future cash generating projects into production as a result of the following:

- In accordance with ordinary resolution 5, as passed at the Annual General Meeting held on 5th January 2006, and renewed at the General Meeting held on the 11th October 2006 Aflease Gold has the option to sell shares of the Company for cash, to a maximum of 15% of the number of ordinary shares issued and outstanding at the beginning of the financial year; and
- the Company has appointed NM Rothschild & Sons(South Africa) (Pty) Ltd as independent financial advisors to advise on the raising of project finance for the Modder East Project.

6. SUBSEQUENT EVENTS

During March 2007 the Company raised R72 million by way of a private placement of 25 000 000 ordinary shares at a issue price of 288 cents per share.

7. SHARE CAPITAL

As at 31 December 2006, the authorised share capital of the Company was 1 775 000 000 shares, of which 473 889 600 were in issue.

During the period the authorised share capital was initially changed from no par value shares to shares of a par value of 57 cents each and thereafter increased from 200 000 000 shares to 475 000 000 ordinary shares of 57 cents each in terms of the special resolution passed at the General Meeting held on the 10th January 2006. Pursuant to a second special resolution passed at the General Meeting held on the 11th October 2006, the authorised share capital was increased from 475 000 000 to 1 775 000 000 ordinary shares of a par value of 57cents.

During the period an aggregate of 400 136 680 shares were issued. This included the issuance of 57 700 000 shares for cash at an average price of R2.07 per share, as well as 4 275 000 shares in terms of the share incentive scheme at an issue price of 65 cents. In addition 339 011 680 shares were issued at a list price of 95 cents per share as consideration for the New Kleinfontein Group. During the period 850 000 shares issued in terms of the share incentive scheme were not allocated and delisted with the consent of the JSE.

The control of the current unissued share capital vests with the Board of Directors, under the general authority provided by shareholders at the last Annual General Meeting. The issuance of share capital under the general authority is further subject to the regulations of the JSE and the provisions of the Allease Gold Share Incentive Trust. The general authority was renewed at the General Meeting held on 11th October 2006.

8. AMERICAN DEPOSITARY RECEIPTS

The Company has in issue American Depositary Receipts ("ADRs") through the Bank of New York as Depositary. Each ADR represents 10 ordinary shares of the Company. These securities are listed on the American Depositary Register, Level 1, and are traded in the NASDAQ over-the-counter market.

9. SHARE INCENTIVE SCHEME

The Share Incentive Scheme of the Company, was amended on the 11th of October 2006 at the General Meeting and is designed to align the interests of the Company with those of its Senior Management and Directors. The maximum number of shares which can be awarded under the Scheme is limited to 20% of the total issued share capital of the Company and the maximum shares which can be allotted to any one individual is limited to 7% of the issued share capital. Each allotment under the Scheme vests in three equal tranches over a period of two years. Options are granted in accordance with performance-based criteria and are authorised by the Remuneration Committee of the Board.

10. DIVIDENDS

No dividends were declared for the period under review.

11. DIRECTORATE

The following comprised the Board of Directors as at 31 December 2006:

Name	Designation	Date appointed
S Zungu *	Chairman	10 Jan 2006
NJ Froneman	Chief Executive Officer	10 Jan 2006
DJ Nortier	Chief Financial Officer	10 Jan 2006
R Van Niekerk	Chief Operations Officer	10 Jan 2006
S Swana *	Director	8 July 2005
KV Dicks *	Director	10 Jan 2006
S Maziya *	Director	10 Jan 2006
PB Kruger **	Director	10 Jan 2006

* Non-executive

** Became executive director on 16 January 2007

The Company announced the resignation of ST Ward as a director on 19 August 2005 and the resignations of LG Holmes, AC Reynolds, P Glyn and HG Veldsman on 10 January 2006.

As at 31 December 2006, none of the directors held any direct or indirect interests in the Company.

As at 30 June 2005, the interests of the Directors in the Company were as follows:

	Direct		Indirect	
	Number	%	Number	%
Executive				
ST Ward	-	-	-	-
AC Reynolds	-	-	750 000	1.0%
HG Veldsman	362 600	0.5%	750 000	1.0%
Non-executive				
LG Holmes	-	-	-	-
P St G Glyn	100	375 000	0.5%	

Details of the directors emoluments and interest in the Group share option scheme are disclosed in notes 20 and 31 of the Financial Statements. The directors had no interests in any contracts nor were there any loans to or from directors.

12. COMPANY SECRETARY

The Company Secretary was C Bannerman. Subsequent to the year end C Bannerman resigned (16 January 2007) and PB Kruger was appointed in her stead.

13. BORROWING POWERS

The Company's Articles of Association have placed no restriction on its borrowing powers.

14. AUDITORS

Grant Thornton resigned as Auditors of the company on 10 January 2006 and FricewaterhouseCoopers Inc. were appointed on 23 January 2006 and will continue in office as auditors of the Company in accordance with Section 270(2) of the Companies Act.

15. ANNUAL GENERAL MEETING - RESOLUTIONS

The following important ordinary resolutions were passed at the Annual General Meeting held on 5th January 2006:

- Until the next Annual General Meeting, the directors are authorised to allot and issue, at their discretion and in terms of the regulations of the JSE, the unissued shares of the company.
- The directors are authorised to allot and issue shares in the capital of the company for cash to public shareholders when they consider it appropriate.

16. GENERAL MEETINGS - RESOLUTIONS

The following important ordinary and special resolutions were passed at the General Meeting held on 10th January 2006.

ORDINARY RESOLUTIONS

- "The execution of the Sale and Subscription Agreement entered into between Sub Nigel and Aflease Gold and Uranium Resources Limited ("Aflease") on 3 November 2005 in terms of which Sub Nigel acquired from Aflease all of the issued shares in the capital of New Kleinfontein Mining Company Limited ("New Kleinfontein"), and all amounts due by New Kleinfontein to Aflease on Loan account was approved."
- "The requirement contained in Rule 8 of the Securities Regulation Panel Code that Aflease make a mandatory offer to all shareholders of Sub Nigel was waived."
- "339 011 680 of the ordinary shares of 57 cents each in the authorised but unissued share capital of the Company were placed under the control of the directors with specific authority to allot and issue such shares to Aflease, in compliance with the Company's obligations to issue such shares to Aflease in terms of the Sale and Subscription Agreement."

SPECIAL RESOLUTIONS

- "The Company's authorised share capital, comprising 200 000 000 ordinary shares with no par value was converted into 200 000 000 ordinary shares with a par value of 57 cents each and the Company's stated capital comprising 85 152 920 ordinary shares with no par value was converted into 85 152 920 ordinary shares with a par value of 57 cents each with effect from the commencement of business on 23 January 2006."
- "The Company's authorised share capital of 200 000 000 ordinary shares of 57 cents each was increased to 475 000 000 ordinary shares of 57 cents each, by the creation of an additional 275 000 000 ordinary shares of 57 cents each."
- "The name of the Company was changed from Sub Nigel Gold Mining Company Limited to Aflease Gold Limited, with effect from the commencement of business on 23 January 2006."

The following important ordinary and special resolutions were passed at the General Meeting held on 10th October 2006.

ORDINARY RESOLUTIONS

- "The entire authorised but unissued share capital of the Company was placed under the control of the board of directors until the Company's next annual general meeting with the general authority to allot and issue all or part thereof in their discretion with special authority to allot and issue all or part thereof for the acquisition of ordinary shares in the share capital of Randgold and Exploration Company Limited."
- "The directors are authorised to allot and issue shares in the capital of the Company for cash to public shareholders when they consider it appropriate."
- "The Sale of Undivided Share of Business Agreement, the Notarial Joint Venture Agreement and the Management and Skills Transfer Agreements entered into between the Company and each of Micawber 400 and Micawber 472 were approved."

SPECIAL RESOLUTIONS

- "The authorised share capital of the Company was increased from 475 000 000 (four hundred and seventy-five million) to 1 775 000 000 (one thousand seven hundred and seventy-five million) ordinary shares of 57 cents each."
- "The Company's existing memorandum and articles of association were cancelled in their entirety and replaced with the new memorandum and articles of association tabled at the meeting."
- "The Share Incentive Scheme of the Company was amended as per the scheme document tabled at the meeting."

17. INTEREST IN SUBSIDIARIES

	Shares	% of Issued share capital	Investment R'000	After tax profit / (loss) R'000
Etendeka Prospecting and Mining Company (Pty) Ltd (Incorporated in Namibia)	100	100	-	(665)
New Kleinfontein Mining Company Ltd ("NKMC")	188 028 100	100	318 683	(66)
Subsidiaries of NKMC				
New Kleinfontein Goldmine (Pty) Ltd	120	100	-	(5 945)
Mali Holdings (Pty) Ltd	1 000	100	-	-
New Kleinfontein Gold Claims (Pty) Ltd	1	100	-	(696)
Morris Mining (Pty) Ltd	100	100	-	-
New Kleinfontein Rehabilitation Trust	-	-	-	(23)

Share code: AFO (JSE)
Registration number: 1984/006179/08
ISIN: ZAE000075867

AFLEASE GOLD LTD (PREVIOUSLY SUB NIGEL GOLD MINING COMPANY LTD)
Consolidated Balance Sheet
as at 31 December 2006

	NOTES	Group 31 Dec 2006 R'000	Company 31 Dec 2006 R'000	Group 31 Dec 2006 R'000	Company 30 June 2005 R'000
ASSETS					
Non-current assets					
Property, plant and equipment	3	166,971	5,114	3,844	7,074
Asset retirement fund	4	705	-	656	-
Investment in subsidiary	5	-	318,683	-	-
Amounts due from related parties	6	72	52,086	5,677	-
		167,748	**375,883**	**10,177**	**7,074**
Current assets					
Inventories	7	289	-	-	53
Accounts receivables and prepayments	8	5,973	1,231	670	585
Cash and cash equivalents	9	65,479	62,012	219	1,175
		71,741	**63,243**	**889**	**1,813**
Total assets		**239,489**	**439,126**	**11,066**	**8,887**
SHAREHOLDERS' EQUITY					
Share capital and share premium	10	220,046	482,195	16,270	35,977
Contributed surplus	11	1,762	16,086	-	187
Accumulated deficit		(44,687)	(66,731)	(21,465)	(27,717)
		177,121	**431,550**	**(5,195)**	**8,447**
LIABILITIES					
Non-current liabilities					
Amounts owing to related parties	6	1,265	1,275	14,957	-
Asset retirement obligation	12	2,572	223	1,127	150
Deferred taxation	21	31,411	-	-	-
		35,248	**1,498**	**16,084**	**150**
CURRENT LIABILITIES					
Trade and other payables	13	25,235	4,193	176	290
Provisions	14	1,885	1,885	-	-
		27,120	**6,078**	**176**	**290**
Total equity and liabilities		**239,489**	**439,126**	**11,066**	**8,887**

AFLEASE GOLD LTD (PREVIOUSLY SUB NIGEL GOLD MINING COMPANY LTD)
Income Statement
for the year ended 31 December

	Notes	Group 31 Dec 2006 12 months R'000	Company 31 Dec 2006 18 months R'000	Group 30 Dec 2005 12 months R'000	Company 30 June 2005 12 months R'000
Revenue	15	-	701	-	-
Cost of Sales		-	-	-	-
Gross profit		-	701	-	-
Sundry income	15	301	16	-	-
General and administrative expenditure		(13,165)	(14,722)	(955)	(28,363)
Share options expensed	11	(1,762)	(15,899)	-	-
Exploration and pre-feasibility expenditure	16	(9,979)	(8,105)	-	-
Loss on disposal of investments		-	-	(391)	-
Impairment of assets	17	-	(2,506)	-	-
Operating loss		**(24,605)**	**(40,515)**	**(1,346)**	**(28,363)**
Finance income	18	1,804	1,858	77	30
Finance costs	19	(88)	(137)	(143)	(22)
Finance income - net		**1,716**	**1,721**	**(66)**	**8**
Loss before income taxes	20	**(22,889)**	**(38,794)**	**(1,412)**	**(28,355)**
Income tax expense	21	(333)	(220)	-	(54)
Net loss		**(23,222)**	**(39,014)**	**(1,412)**	**(28,409)**
Loss per share (cents)	22				
- Basic		(5.16)	(8.75)	(0.42)	(40.57)
- Diluted		(5.16)	(8.75)	(0.42)	(40.57)

AFLEASE GOLD LTD (PREVIOUSLY SUB NIGEL GOLD MINING COMPANY LTD)

Summarised Statement of Changes in Equity

for the year ended 31 December 2006

Group	Share capital R'000	Share premium R'000	Contributed surplus R'000	Accumulated deficit R'000	Total R'000
Balance at 1 January 2005	1,881	14,389	-	(20,053)	(3,783)
Net loss for the period	-	-	-	(1,412)	(1,412)
Balance at 31 December 2005	1,881	14,389	-	(21,465)	(5,195)
Share issues	34,157	173,533	-	-	207,690
Share option scheme	-	-	1,762	-	1,762
Transaction cost	-	(3,914)	-	-	(3,914)
Net loss for the period	-	-	-	(23,222)	(23,222)
Balance at 31 December 2006	**36,038**	**184,008**	**1,762**	**(44,687)**	**177,121**

Company	Share capital R'000	Share premium R'000	Contributed surplus R'000	Accumulated deficit R'000	Total R'000
Balance at 1 July 2004	31,257	-	-	692	31,949
Share issues	4,720	-	-	-	4,720
Share option scheme	-	-	187	-	187
Net loss for the period	-	-	-	(28,409)	(28,409)
Balance at 30 June 2005	35,977	-	187	(27,717)	8,447
Share issues	233,456	216,677	-	-	450,133
Share option scheme	-	-	15,899	-	15,899
Transaction cost	-	(3,914)	-	-	(3,914)
Net loss for the period	-	-	-	(39,014)	(39,014)
Balance at 31 December 2006	**269,433**	**212,763**	**16,086**	**(66,731)**	**431,551**

Cash Flow Statement	Notes	Group 31 Dec 2006 R'000	Company 31 Dec 2006 R'000	Group 31 Dec 2005 R'000	Company 30 June 2005 R'000
Cash utilised by operating activities		**2,190**	**(33,056)**	**6,750**	**(4,068)**
Cash utilised by operations		(18,660)	(37,866)	(451)	(3,545)
Utilised to increase / (decrease) working capital		19,467	3,309	7,267	(531)
Cash generated from operating activities	26	807	(34,557)	6,816	(4,022)
Finance income		1,804	1,858	77	30
Finance costs		(88)	(137)	(143)	(22)
Taxation paid	27	(333)	(220)	-	(54)
Cash flows from investing activities		**(51,136)**	**(374)**	**(43)**	**(613)**
Additions to property, plant and equipment	28	(51,087)	(374)	-	(613)
Increase in investments		(49)	-	(43)	-
Cash flow from financing activities		**114,206**	**94,267**	**(6,680)**	**4,907**
Proceeds from issue of shares		110,473	145,078	-	4,720
Business combination		11,820	-	-	187
Decrease in long-term liabilities		-	-	(921)	-
Decrease in amounts due to related parties		(8,087)	(50,811)	(5,759)	-
Movement in cash and cash equivalents		65,260	60,837	27	226
Cash and cash equivalents at beginning of period		219	1,175	192	949
Cash and cash equivalents at end of period	9	**65,479**	**62,012**	**219**	**1,175**

AFLEASE GOLD LTD (PREVIOUSLY SUB NIGEL GOLD MINING COMPANY LTD)
31 December 2006

1. BASIS OF PREPARATION

1.1 Group

The consolidated financial statements of Aflease Gold Limited (previously Sub Nigel Gold Mining Company Ltd) and its subsidiaries have been prepared in accordance with International Financial Reporting Standard ("IFRS"). The consolidated financial statements cover a period of 12 months due to the reverse acquisition.

The annual financial statements are prepared on the historical cost basis and are consistent with those of the previous year. The annual financial statements incorporate the following accounting policies, which conform to International Financial Reporting Standards (IFRS).

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies.

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements.

Standards effective in 2006

(i) Share-based payment transactions are measured with reference to the fair value of goods or services received and are charged to the income statement over the related vesting period (refer to accounting policy note 2.10 for further details).

(ii) IFRS 6 . Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006)

The standard specifies the financial reporting for the exploration for and evaluation of mineral resources. It permits an entity to develop an accounting policy for exploration and evaluation assets without specifically considering the requirements of paragraphs 11 and 12 of IAS 8. Thus, an entity adopting IFRS 6 may continue to use the accounting policies applied immediately before adopting the standard. This includes continuing to use recognition and measurement practices that are part of those accounting policies. The standard requires entities recognising exploration and evaluation assets to perform an impairment test on those assets when facts and circumstances suggest that the carrying amount of the assets may exceed their recoverable amount. The standard also varies the recognition of impairment from that in IAS 36 but measures the impairment in accordance with that standard once the impairment is identified.

(iii) IAS 21 . Net Investment in a Foreign Operation (effective from 1 January 2006)

This amendment clarifies that when a monetary item forms part of a reporting entity's net investment in a foreign operation and is denominated in the functional currency of the reporting entity, an exchange difference arises in the foreign operation's individual financial statements in accordance with IAS 21. If such an item is denominated in the functional currency of the foreign operation, an exchange difference arises in the reporting entity's separate financial statements. If such an item is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation, an exchange difference arises in the reporting entity's separate financial statements and in the foreign operation's individual financial statements. Such exchange differences are reclassified to the separate component of equity in the financial statements that include the foreign operation and the reporting entity (i.e. financial statements in which the foreign operation is consolidated, proportionately consolidated or accounted for using the equity method.

(iv) IAS 39 and IFRS 4 . Financial Guarantee Contracts (effective from 1 January 2006)

This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value, and subsequently measured at the higher of (a) the unamortised balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date.

(v) IFRIC Interpretation 4 . Determining whether an Arrangement Contains a Lease (effective from 1 January 2006)

IFRIC 4 applies to situations where an entity enters into an arrangement, comprising a transaction or a series of related transactions, that does not take the legal form of a lease but conveys a right to use an asset (e.g. an item of property, plant or equipment) in return for a payment or series of payments. The IFRIC proposes that these contracts be treated as leases in accordance with IAS 17.

Comparative information has been adjusted to comply with the new accounting policies. There have been no adjustments to the cash flow statement in respect of cash flows from operating activities, cash flows from investing activities and cash flows from financing activities.

New accounting standards not yet effective

(i) IFRS 7 . Financial Instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements - Capital Disclosures (effective from 1 January 2007)

IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital.

(ii) IFRS 8 . Operating Segments (effective from 1 January 2009)

(iii) IFRIC Interpretation 8 . Scope of IFRS 2 (effective from 1 May 2006)

IFRS 2 applies to share-based payment transactions in which the entity receives or acquires goods or services. 'Goods' includes inventories, consumables, property, plant and equipment, intangible assets and other non-financial assets. Consequently, except for particular transactions excluded from its scope, IFRS 2 applies to all transactions in which the entity receives non-financial assets or services as consideration for the issue of equity instruments of the entity. IFRS 2 also applies to transactions in which the entity incurs liabilities, in respect of goods or services received, that are based on the price (or value) of the entity's shares or other equ ty instruments of the entity.

(iv) IFRIC 9, Reassessment of embedded derivatives (effective for annual periods beginning on or after 1 June 2006).

IFRIC 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. As none of the group entities have changed the terms of their contracts, IFRIC 9 is not relevant to the Group's operations

(v) IFRIC 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006).

IFRIC 10 prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group will apply IFRIC 10 from 1 January 2007, but it is not expected to have any impact on the Group's accounts.

(vi) IFRIC 11, Group and treasury share transactions (effective for annual periods beginning on or after 1 March 2007).

This interpretation addresses the classification of a share-based payment transaction, in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving the services.

(vii) IFRIC 12, Service concession arrangements (effective for annual periods beginning on or after 1 January 2008).

This interpretation provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements

1.2 Company

The Company financial statements have been prepared in accordance with International Financial Reporting Standard ("IFRS"). The Company financial statements cover a period of 18 months.

Statement of compliance with international financial reporting standards (IFRS)

Aflease Gold Ltd's transition date was 1 July 2004. An opening IFRS balance sheets was prepared at that date. Details of IFRS adjustments affecting the Company are listed in note 28.

The Company financial statements are for the 18 months ended 31 December 2006. They are covered by International Financial Reporting Standard ("IFRS") 1, First-time Adoption of IFRS. These financial statements have been prepared in accordance with those IFRS standards and International Financial Reporting Interpretations Committee ("IFRIC") interpretations issued and effective or issued and early adopted as at the time of preparing these statements.

These financial statements were prepared in accordance with South Africa's Generally Accepted Accounting Principles ("SA GAAP") until 30 June 2004. No restatement of figures in respect of 2004 were required to reflect these adjustments as a result of the choices or exemptions. The financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets through profit and loss.

In order to comply with IFRS the company adopted the following accounting policies:

IFRS 2: Share-based payments

Share-based payment transactions are measured with reference to the fair value of goods or services received and are charged to the income statement over the related vesting period (refer to accounting policy note 2.10 for further details).

Comparative information has been adjusted to comply with the new accounting policies. There have been no adjustments to the cash flow statement in respect of cash flows from operating activities, cash flows from investing activities and cash flows from financing activities.

The reporting date of these consolidated financial statements is 31 December 2006. The Company has applied the mandatory exceptions and certain of the optional exceptions from full retrospective application of IFRS.

"Exemptions from full retrospective application of IFRS– elected by the Company

The Group has elected to apply the following optional exemptions from full retrospective application.

– *Business combinations exemption*
The Group has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the 1 January 2004 transition date.

– *Exemption from restatement of comparatives for IAS 32 and IAS 39.*
The Group elected to apply this exemption."

"Exceptions from full retrospective application followed by the Company

The Group has applied the following mandatory exceptions from retrospective application.

– *Derecognition of financial assets and liabilities exception*
Financial assets and liabilities derecognised before 1 January 2004 are not re-recognised under IFRS. The application of the exemption from restating comparatives for IAS 32 and IAS 39 means that the Group recognised from 1 January 2005 any financial assets and financial liabilities derecognised since 1 January 2004 that do not meet the IAS 39 derecognition criteria. Management did not choose to apply the IAS 39 derecognition criteria to an earlier date.

– *Estimates exception*
Estimates under IFRS at 1 January 2004 should be consistent with estimates made for the same date under previous GAAP, unless there is evidence that those estimates were in error.

– *Assets held for sale and discontinued operations exception*
Management applies IFRS 5 prospectively from 1 January 2005. Any assets held for sale or discontinued operations are recognised in accordance with IFRS 5 only from 1 January 2005. Aflease did not have any assets that met the held-for-sale criteria during the period presented. No adjustment was required.

– *Changes in existing decommisioning, restoration ands similar liabilities included in the cost of property, plant and equipment*
The Group has elected to apply this exemption."

New accounting statements not yet effective:

(i) IFRS 6 . Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006)

The standard specifies the financial reporting for the exploration for and evaluation of mineral resources. It permits an entity to develop an accounting policy for exploration and evaluation assets without specifically considering the requirements of paragraphs 11 and 12 of IAS 8. Thus, an entity adopting IFRS 6 may continue to use the accounting policies applied immediately before adopting the standard. This includes continuing to use recognition and measurement practices that are part of those accounting policies. The standard requires entities recognising exploration and evaluation assets to perform an impairment test on those assets when facts and circumstances suggest that the carrying amount of the assets may exceed their recoverable amount. The standard also varies the recognition of impairment from that in IAS 36 but measures the impairment in accordance with that standard once the impairment is identified.

(ii) IFRIC Interpretation 5 . Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective from 1 January 2006)

The purpose of decommissioning funds is to segregate assets to fund some or all of the costs of decommissioning plant, equipment, or in undertaking environmental rehabilitation. The contributor shall recognise its obligation to pay decommissioning costs as a liability and recognise its interest in the fund separately unless the contributor is not liable to pay decommissioning costs even if the fund fails to pay. The contributor shall determine whether it has control, joint control or significant influence over the fund by reference to IAS 27, IAS 28, IAS 31 and SIC-12. If it does, the contributor shall account for its interest in the fund in accordance with those standards."

(i) IFRS 7 . Financial Instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements - Capital Disclosures (effective from 1 January 2007)

IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital.

(ii) IAS 19 . Employee Benefits (effective from 1 January 2006)

This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements.

(iii) IAS 21 . Net Investment in a Foreign Operation (effective from 1 January 2006)

This amendment clarifies that when a monetary item forms part of a reporting entity's net investment in a foreign operation and is denominated in the functional currency of the reporting entity, an exchange difference arises in the foreign operation's individual financial statements in accordance with IAS 21. If such an item is denominated in the functional currency of the foreign operation, an exchange difference arises in the reporting entity's separate financial statements. If such an item is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation, an exchange difference arises in the reporting entity's separate financial statements and in the foreign operation's individual financial statements. Such exchange differences are reclassified to the separate component of equity in the financial statements that include the foreign operation and the reporting entity (i.e. financial statements in which the foreign operation is consolidated, proportionately consolidated or accounted for using the equity method.

(iv) IAS 39 and IFRS 4 . Financial Guarantee Contracts (effective from 1 January 2006)

This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value, and subsequently measured at the higher of (a) the unamortised balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date.

(v) IFRIC Interpretation 4 . Determining whether an Arrangement Contains a Lease (effective from 1 January 2006)

IFRIC 4 applies to situations where an entity enters into an arrangement, comprising a transaction or a series of related transactions, that does not take the legal form of a lease but conveys a right to use an asset (e.g. an item of property, plant or equipment) in return for a payment or series of payments. The IFRIC proposes that these contracts be treated as leases in accordance with IAS 17.

(v) IFRIC Interpretation 8 . Scope of IFRS 2 (effective from 1 May 2006)

IFRS 2 applies to share-based payment transactions in which the entity receives or acquires goods or services. 'Goods' includes inventories, consumables, property, plant and equipment, intangible assets and other non-financial assets. Consequently, except for particular transactions excluded from its scope, IFRS 2 applies to all transactions in which the entity receives non-financial assets or services as consideration for the issue of equity instruments of the entity. IFRS 2 also applies to transactions in which the entity incurs liabilities, in respect of goods or services received, that are based on the price (or value) of the entity's shares or other equity instruments of the entity.

(vi) IFRIC 9, Reassessment of embedded derivatives (effective for annual periods beginning on or after 1 June 2006). IFRIC 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. As none of the group entities have changed the terms of their contracts, IFRIC 9 is not relevant to the Group's operations.

(vii) IFRIC 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006). IFRIC 10 prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group will apply IFRIC 10 from 1 January 2007, but it is not expected to have any impact on the Group's accounts.

(viii) IFRIC 11, Group and treasury share transactions (effective for annual periods beginning on or after 1 March 2007). This interpretation addresses the classification of a share-based payment transaction, in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving the services.

(ix) IFRIC 12, Service concession arrangements (effective for annual periods beginning on or after 1 January 2008). This interpretation provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements.

(x) IFRS 8, Operating Segments (effective from 1 January 2009)

2 SIGNIFICANT ACCOUNTING POLICIES

2.1 Consolidation

The consolidated financial statements include the amounts of the Group and all of its subsidiaries. All significant inter company balances and transactions are eliminated on consolidation.

2.2.1 Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.2 Foreign currency translation

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the functional currency").

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognized in the statements of operations and deficit, except when deferred in equity as qualifying cash flow hedges.

2.3 Financial Instruments

The group's financial instruments consist of cash on hand, balances with banks, deposits on call, accounts receivable and prepayments, accounts payable and accruals, borrowings and investments other than those in subsidiaries or associates. The particular recognition methods adopted are discussed in the particular policy statements associated with each item.

Measurement

Financial instruments are initially measured at cost, which includes transaction costs. Subsequent to initial recognition these instruments are measured as set out below:

Investments

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances, deposits held at call and certificate of deposits with a remaining maturity of three months or less. Bank and cash balances are reported separately from bank overdraft balances.

Financial assets

The group classifies its financial assets in the following categories: at fair value for profit or loss, loans and receivables and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date. Financial instruments carried on the balance sheet include cash and cash equivalents, available-for-sale investments, loan and trade receivables, accounts payable and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as trade and other receivables in the balance sheet.

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Borrowing cost

Borrowings are recognised initially at the fair value of proceeds received, net of transaction costs incurred, when the group becomes party to the contractual provisions. Borrowings are subsequently stated at amortised cost. Any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings as interest, using the effective interest rate method.

Borrowing costs that are directly attributable to the acquisition, construction or development of qualifying assets that require a substantial period of time to prepare for their intended use are capitalised. All other borrowing costs are recognised as an expense when incurred.

Financial liabilities

After initial recognition, financial liabilities other than trading liabilities are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any transaction costs, and any discount or premium on settlement.

Accounts payable

Liabilities for trade and other payables which are normally settled on 30 to 90 day terms are carried at cost.

Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation of which a reliable estimate can be made. Provisions are not recognised for future operating losses. Provisions are measured at the present value of the expenditure expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as financial expense. Employee entitlements to annual leave are recognised on an ongoing basis. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Impairment and uncollectability of financial assets

An assessment is made at each balance sheet date to determine whether there is objective evidence that a financial asset or group of financial assets may be impaired. If such evidence exists, the estimated recoverable amount of the asset is determined and an impairment loss is recognized for the difference between the recoverable amount and the carrying amount as follows: The carrying amount of the asset is reduced to its discounted estimated recoverable amount, either directly or through the use of an allowance account, and the resulting loss is recognized in the income statement for the period.

Loans payable

Loans payable are recognized initially at the proceeds received, net of transaction costs incurred. Loans payable are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the loan.

Offset

Where a legally enforceable right of offset exists for recognized financial assets and financial liabilities, and there is an intention to settle the liability and realize the asset simultaneously, or settle on a net basis, all related financial effects are offset.

Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Equity Instruments

Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

2.4 Property, plant and equipment

Mine development and infrastructure

Mining assets are initially recorded at cost and will include mine development and mine plant facilities, whereafter it is measured at cost less accumulated amortisation and impairment. Costs include pre-production expenditure incurred in the development of the mine and the present value of future decommissioning costs. Interest on borrowings to specifically finance the establishment of mining assets is capitalised until it is substantially completed. Initial development and pre-production costs relating to a new ore body are capitalized until the reef horizon is intersected and commercial levels of production are achieved, at which time the costs are amortized. Mine development costs in the ordinary course to maintain production are expensed as incurred. Mine development costs are capitalised to the extent it provide access to gold bearing reef and have future economic benefit.

Mineral and surface rights

Mineral and surface rights are recorded at cost of acquisition. When there is little likelihood of a mineral right being exploited, or the value of mineral rights have diminished below cost, a write-down is effected against income in the period that such determination is made.

Mining exploration

Exploration costs are expensed as incurred. When a decision is made that commercial production on a mining property should commence, all further pre-production expenditures are capitalized. These costs include evaluation costs.

Non-mining fixed assets

Land is shown at cost and not depreciated. Other non-mining fixed assets are shown at cost less accumulated depreciation and accumulated impairment losses.

Undeveloped properties

Undeveloped properties are initially valued at the fair value of resources obtained through acquisitions. The fair value of these properties are annually tested for impairment. The excess purchase price is allocated to undeveloped properties up to a maximum of their fair value.

Depreciation and amortisation of mining assets

Depreciation and amortisation of mineral property interests, mineral and surface rights, mine development costs and mine plant facilities are computed principally by the units of production method based on estimated proved and probable reserves. To the extend that these costs benefit the entire ore body, they are amortised over the estimated life of the ore body. Amortisation is first charged on mining ventures from the date on which the mining ventures reach commercial production quantities.

Depreciation and amortisation of non-mining assets

Included in non-mining assets are motor vehicles, computer equipment and office equipment. These assets are depreciated on a straight-line basis over their estimated useful lives as follows:

- Motor vehicles 4 - 10 years
- Computer equipment 3 years
- Office equipment 3 - 5 years

The assets' residual values and useful lives are reviewed and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

2.5 Asset retirement obligations

The Goup recognizes the fair value of a future asset retirement obligation as a liability in the year in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets. The Group concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at credit adjusted risk-free interest rate. Provision is made in full for the estimated future costs of pollution control and rehabilitation, in accordance with statutory requirements. The fair value of asset retirement obligations is recognized and provided for in the financial statements and capitalised to mining assets when incurred.

Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each year to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset. The impact of this change in accounting policy was not material.

Annual increases in the provision are accreted into income and consist of financing costs relating to the change in present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created are capitalized to mining assets against an increase in rehabilitation provision.

2.6 Impairment of non-financial assets

Assets that have an indefinite useful life, for example land, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Management's best estimate includes only those projections which it believes are reliable. These estimates are subject to risks and uncertainties including future metal prices. It is therefore reasonably possible that changes could occur which may affect the recoverability of the assets.

2.7 Future income and mining taxes

The Group utilizes the asset and liability method of accounting for income and mining taxes. Under the asset and liability method, future income and mining tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases reduced by a valuation allowance to reflect the recoverability of any future income tax asset. Future income and mining tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future income and mining tax assets and liabilities of a change in tax rates is recognized in income in the year that enactment or substantive enactment occurs.

2.8 Share-based compensation

The Group's share-based compensation plan is described in note 11.

The Group operates an equity-settled, share-based compensation plans. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the entity revises its estimates of the number of options that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity. The fair value attributable to share options that expire unexercised is credited to contributed surplus.

2.9 Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Group's activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Interest income is recognized on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Company.

2.10 Leased assets

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the instalment is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lesser are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

2.11 Inventories

Inventories, which include gold in process and consumable stores are stated at the lower of cost or net realizable value. The related direct production costs associated with gold in process are deferred and charged to costs as the contained gold is recovered. Consumable stores are valued on the weighted average basis.

2.12 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.13 Segmental reporting

Business segments are subject to risks and returns that are different from those of other business segments. Geographical segments are engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those operating in other economic environments. Future segments identified are East Rand, Free State and Namibia. Activities during the year under review was mainly East Rand activities. The activities in the other regions were immaterial and did not justify additional disclosure.

2.14 Earnings or loss per share

Basic earnings or loss per share is computed by dividing earnings or loss available to common shareholders by the weighted average number of common shares outstanding during the year. The treasury stock method is used to calculate diluted earnings or loss per share. Diluted earnings or loss per share is similar to basic earnings or loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding assuming that options and warrants with an average market price for the year greater than their exercise price are exercised and the proceeds used to repurchase common shares. Headline earnings or loss per share is calculated by adjusting the basic earnings or loss per share in accordance with the guidance provided in SAICA Circular 7/2002 and dividing it by the weighted average number of shares outstanding during the year.

3 PROPERTY, PLANT AND EQUIPMENT

Group

		2006			2006	
	Cost R'000	Accumulated amortization R'000	Net R'000	Cost R'000	Accumulated amortization R'000	Net R'000
Mine development costs and mine plant facilities	30,919	-	30,919	-	-	-
Undeveloped properties	114,267	(1,266)	113,001	4,348	(504)	3,844
Motor vehicles and equipment	22,625	-	22,625	-	-	-
Office equipment	518	(91)	427	-	-	-
	168,329	**(1,357)**	**166,971**	**4,348**	**(504)**	**3,844**

Undeveloped properties comprise:	Undeveloped properties	
	2006 R'000	2005 R'000
New Kleinfontein Group of Companies	110,891	3,844
Spaarwater	2,110	-
	113,001	**3,844**

Reconciliation of net asset value at the beginning and end of the year

	Mine development costs and mine plant facilities R'000	Undeveloped properties R'000	Motor vehicles and equipment R'000	Office equipment R'000	2006 R'000	2005 R'000
Opening balance	-	3,844	-	-	3,844	4,348
Acquisition through business combinations	4,755	108,139	-	-	112,894	-
Additions	26,164	1,780	22,625	518	51,087	-
Depreciation	-	(762)	-	(91)	(853)	(504)
Closing balance	**30,919**	**113,001**	**22,625**	**427**	**166,972**	**3,844**

The impairment of assets are disclosed in note 17.

Company

		2006			2005	
	Cost R'000	Accumulated amortization R'000	Net R'000	Cost R'000	Accumulated amortization R'000	Net R'000
Mine development costs and mine plant facilities	2,610	-	2,610	2,610	-	2,610
Undeveloped properties	2,110	-	2,110	4,373	-	4,373
Motor vehicles and equipment	-	-	-	-	-	-
Office equipment	482	(88)	394	108	(17)	91
	5,202	**(88)**	**5,114**	**7,091**	**(17)**	**7,074**

Undeveloped properties comprise:	Undeveloped properties	
	2006 R'000	2005 R'000
Spaarwater	2,110	4,373

Reconciliation of net asset value at the beginning and end of the year

	Mine development costs and mine plant facilities R'000	Undeveloped properties R'0 00	Motor vehicles and equipment R'000	Office equipment R'000	2006 R'000	2005 R'000
Opening balance	2,610	4,373	-	91	7,074	30,694
Additions	-	243	-	374	617	613
Impairments	-	(2,506)	-		(2,506)	(24,229)
Depreciation	-	-	-	(71)	(71)	(4)
Movement for the year	**2,610**	**2,110**	**-**	**394**	**5,114**	**7,074**

4 ASSET RETIREMENT FUND

	Group 31 Dec 2006 R'000	Company 31 Dec 2006 R'000	Group 31 Dec 2005 R'000	Company 30 June 2005 R'000
Investments in Rehabilitation Trust Fund	705	-	656	-
- Opening balance	656	-	613	-
- Investment income	49	-	43	-
	705	**-**	**656**	**-**

The Environmental Trust Fund is a trust under the Group's control and is to be used to fund the rehabilitation liabilities. Funds in the trust consist of primarily cash held in interest bearing accounts. The Rehabilitation Cash Management account is a money market fund investment. Interest is capitalized on a monthly basis. These investments are restricted in use and may only be used to fund the group's approved rehabilitation costs.

5 INVESTMENT IN SUBSIDIARY

	Group 31 Dec 2006 R'000	Company 31 Dec 2006 R'000	Group 31 Dec 2005 R'000	Company 30 June 2005 R'000
Unlisted subsidiary companies				
Shares at book value	-	318,683	-	-

Directors valuation

The investment represents the investment in New Kleinfontein Mining Company and its subsidiaries and Etendeka Prospecting and Mining Company (Pty) Ltd. The Modder East project is the most significant asset in the Group. The last independent valuation of Modder East returned a value of R785 million. The valuation was performed by SRK Consulting in June 2006.

6 INTER-GROUP LOANS

	Group	Company	Group	Company
	31 Dec 2006		31 Dec 2005	30 June 2005
	R'000	R'000	R'000	R'000
Amounts due from related parties				
Rietkuil Mining (Pty) Ltd	65	-	161	-
sxr Uranium One	7	-	4,276	-
AFL Plant and Engineering	-	-	610	-
Etendeka Prospecting & Mining	-	739	-	-
Sub Nigel Share Trust	-	1	-	-
New Kleinfontein Mining Co Ltd	-	491	-	-
New Kleinfontein Gold Mine	-	50,639	-	-
New Kleinfontein Gold Claims	-	141	292	-
Mali Holdings	-	1	-	-
New Kleinfontein Rehab Trust	-	72	337	-
Micawber 400 (Pty) Ltd	-	1	-	-
Total inter-group loans	**72**	**52,086**	**5,677**	**-**
Amounts owing to related parties				
Rietkuil Mining (Pty) Ltd	330	330	-	-
sxr Uranium One	935	934	-	-
Morris Mining	-	11	9	-
Mali Holdings			7,358	
New Kleinfontein Gold Mine			629	
Afrikaner Lease Limited	-	-	6,961	-
Total inter-group loans	**1,265**	**1,275**	**14,957**	**-**

Inter-company loans are interest free with no fixed repayment terms.

7 INVENTORIES

	Group	Company	Group	Company
	31 Dec 2006		31 Dec 2005	30 June 2005
	R'000	R'000	R'000	R'000
Spares and consumables	289	-	-	53

8 ACCOUNTS RECEIVABLES AND PREPAYMENTS

	Group	Company	Group	Company
	31 Dec 2006		31 Dec 2005	30 June 2005
	R'000	R'000	R'000	R'000
Trade receivables	35	-	70	393
Value Added Tax and General Sales Tax	5,346	1 231	49	140
Deposits and guarantees	591	-	551	
Other receivables	-	-	-	52
	5,973	**1,231**	**670**	**585**

The carrying amounts of accounts receivable approximate its fair value due to the short maturities of these instruments.

9 CASH AND CASH EQUIVALENTS

	Group	Company	Group	Company
	31 Dec 2006		31 Dec 2005	30 June 2005
	R'000	R'000	R'000	R'000
Cash at bank and on hand	4,732	1,265	219	1,175
Call and notice deposits	60,747	60,747	-	-
	65,479	**62,012**	**219**	**1,175**

10 SHARE CAPITAL AND SHARE PREMIUM

Group

On January 12, 2006, Aflease Gold Limited was created through the reverse acquisition of New Kleinfontein Mining Company Limited Group (NKMC Ltd) by Sub-Nigel Limited.

Ordinary Shares	Number of shares 2006	Number of shares 2005	Value of shares 2006 R'000	Value of shares 2005 R'000
Authorised share capital				
1,775,000,000 shares of 57 cents per share	1,775,000,000	200,000,000	1,011,750	2,000
Issued share capital				
Opening balance of common shares in issue	85,152,920	71,252,920	16,270	16,270
Common shares issued in public or private offering	46,700,000	13,500,000	109,306	-
Reverse acquisition settlement	339,011,680	-	96,418	-
Exercise of stock options	3,025,000	-	1,966	-
Share issue costs	-	-	(3,914)	-
Closing balance of issued and outstanding shares	**473,889,600**	**85,152,920**	**220,046**	**16,270**

All issued shares are fully paid up.

Company	Number of shares 2006	Number of shares 2005	Value of shares 2006 R'000	Value of shares 2005 R'000
Authorised share capital				
500,000,000 shares of 57 cents (2005: no par value) per share	1,775,000,000	200,000,000	1,011,750	-
Issued share capital				
Opening balance of common shares in issue	73,752,920	66,831,492	35,977	31,257
Common shares issued in public or private offering	57,700,000	6,921,428	122,454	4,720
Reverse acquisition settlement	339,011,680	-	325,451	-
Cancelled during the year	-	-	-	-
Exercise of stock options	3,425,000	-	2,226	-
Share issue costs	-	-	(3,914)	-
Closing balance of issued and outstanding shares	**473,889,600**	**73,752,920**	**482,195**	**35,977**

Unissued shares

The unissued shares are under the control of the directors until the forthcoming annual general meeting.

11 CONTRIBUTED SURPLUS

The following table details the movements of contributed surplus during the year:

	Group	Company	Group	Company
	31 Dec 2006		31 Dec 2005	30 June 2005
	R'000	R'000	R'000	R'000
At the beginning of the year	-	187	-	187
Share options expensed	1,762	15,899	-	-
At the end of the year	**1,762**	**16,086**	**-**	**187**

Assumptions

The fair value of stock options and restricted shares used to calculate compensation expense has been estimated using the binomial option pricing model with the following assumptions:

	2006	2005
Risk free interest rate: Zero coupon swap curves	7%-9%	7.2%-8.6%
Expected dividend yield	0%	0%
Expected volatility of the Company's share price	47.8%	65.2%

Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company's share options.

The volatility measured at the standard deviation of continuously compounded share returns is based on statistical analysis of daily share prices over the last 90 trading days.

Options

The Share Incentive Scheme is administered by the Board of Directors, which determines individual eligibility under the plan, number of shares reserved for optioning to each individual. Each allotment vests in three equal tranches over a period of three years. The maximum number of shares of the company that are issuable pursuant to the plan is limited to 20% of issued and outstanding shares, and the maximum number of options or shares to be allotted to an individual is limited to 7% of the aggregate number of shares and options to be issued under the Share Incentive Scheme. Below is disclosure of the movement of Aflease's share options as well as a reconciliation to the company's share options outstanding on 31 December 2006.

The following is a summary of the Company's options granted under its Share Incentive Scheme:

	Number of options		Weighted Average Exercise Price	
	2006	2005	2006 R'000	2005 R'000
At the beginning of the year	8,000,000	-	-	-
Granted during the year	3,234,906	11,150,000	2.80	0.65
Exercised during the year	(3,425,000)	-	0.65	0.65
Forfeiture of share options	-	(3,150,000)	-	0.65
At the end of the year	**7,809,906**	**8,000,000**	**1.54**	**0.65**

The share option compensation expense for 2006 was R15.9 million (2005: R1.8 million). As at 31 December 2006 the aggregate unexpensed fair value of unvested stock options granted amounted to R4.9 million (2005: R3.6 million).

The following table summarizes certain information about the company's share options outstanding at 31 December 2006:

	Options outstanding			Options exercisable	
Range of Exercise Prices ZAR	Number outstanding as at 31 Dec 06	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable as at 31 Dec 06	Weighted average exercise price
0.65	4,575,000	3.3	0.65	4,575,000	0.65
2.80	3,234,906	5.0	2.80	1,078,302	2.80
	7,809,906		**1.54**	**5,653,302**	**1.06**

The vesting of 6,750,000 options were accelerated so as to make them available for exercise at 10 April 2006. The expiry date of these options remain 15 March 2010.

12 ASSET RETIREMENT OBLIGATION

Group	Sub-Nigel Spaarwater R'000	New Kleinfontein R'000	Total 2006 R'000	Total 2005 R'000
Opening Balance	-	1,086	1,086	1,027
- Incurred during the year	-	1,264	1,264	100
- Accretion expense	222	-	222	-
Closing Balance	**222**	**2,350**	**2,572**	**1,127**

Company	Sub-Nigel Spaarwater R'000	New Kleinfontein R'000	Total 2006 R'000	Total 2005 R'000
Opening Balance	150	-	150	150
- Accretion expense	73	-	73	-
Closing Balance	**223**	**-**	**223**	**150**

The rehabilitation trusts have been set up as sinking funds for the purposes of the environmental rehabilitation and closure costs. The trust deed prohibits use of the funds for any other purpose.

The fair value of the restricted assets at year end is R705,000 (2005: R656,000). Refer note 4.

The associated long lived assets are in the East Rand region. The liability for the entire East Rand excluding the old plant and slimes dam entails the plugging of the shafts and cover with topsoil. The old plant will be demolished and the small slimes dam will be cleaned, and vegetated.

The above table provides a reconciliation of the present value of the liability at year end:

The following are the key assumptions used in the model:

(i) The total undiscounted and uninflated amount of the estimated cash flows is R3.5 million.
(ii) It is estimated that the liability in respect the New Kleinfontein Group is 10.5 years.
(iii) Inflation of 5.5% and a discount rate of 14.5% were used to discount nominal future liabilities.

13 TRADE AND OTHER PAYABLES

	Group 31 Dec 2006 12 months R'000	Company 31 Dec 2006 18 months R'000	Group 31 Dec 2005 12 months R'000	Company 30 June 2005 12 months R'000
Trade payables	(21,454)	(709)	(128)	(71)
Accruals	(652)	(361)	(24)	(109)
Other payables	(3,129)	(3,123)	(24)	(110)
	(25,235)	**(4,193)**	**(176)**	**(290)**

The carrying amount of trade and other payables approximate its fair value due to its short maturities.

14 PROVISIONS

Opening balance	-	-	-	-
Provision for leave pay	(232)	(232)	-	-
Provision for bonuses	(1,500)	(1 500)	-	-
Provision for settlement of employee taxes	(56)	(56)	-	-
Operating lease liability	(97)	(97)	-	-
Closing balance	**(1,885)**	**(1,885)**	**-**	**-**

15 REVENUE

	Group 31 Dec 2006 12 months R'000	Company 31 Dec 2006 18 months R'000	Group 31 Dec 2005 12 months R'000	Company 30 June 2005 12 months R'000
Gold sales	-	701	-	-
Sundry income				
- Sale of scrap metal	301	16	-	-
	301	**717**	**-**	**-**

16 EXPLORATION AND PRE-FEASIBILITY EXPENDITURE

	Group 31 Dec 2006 12 months R'000	Company 31 Dec 2006 18 months R'000	Group 31 Dec 2005 12 months R'000	Company 30 June 2005 12 months R'000
Cash-settled exploration and project development expenditure				
- Modder East	5,720	-	-	-
- Sub-Nigel	3,791	7,942	-	-
- Turnbridge	5	-	-	-
- Holfontein	59			
- Spaarwater	5	108	-	24,229
- Ventersburg	43	55	-	-
- Etendeka	356	-	-	-
	9,979	**8,105**	**-**	**24,229**

17 IMPAIRMENT OF ASSETS

Management re-evaluated the value of the Ventersburg project. Based on this valuation management concluded that that no value should currently be attributed to the project. In accordance with the provisions of IAS 36, the value of these investments has been written down to zero.

Details of net assets impaired are as follows:	Group	Company	Group	Company
	31 Dec 2006		31 Dec 2005	30 June 2005
	12 months	18 months	12 months	12 months
	R'000	R'000	R'000	R'000
Mining rights - Ventersburg	-	2,506	-	-
Net assets impaired	-	**2,506**	-	-

18 FINANCE INCOME

	Group	Company	Group	Company
	31 Dec 2006		31 Dec 2005	30 June 2005
	12 months	18 months	12 months	12 months
	R'000	R'000	R'000	R'000
Interest received on cash and cash equivalents	1,804	1,858	77	30

19 FINANCE COST

	Group	Company	Group	Company
	31 Dec 2006		31 Dec 2005	30 June 2005
	12 months	18 months	12 months	12 months
	R'000	R'000	R'000	R'000
Interest paid	88	137	143	22

20 LOSS BEFORE INCOME TAX

	Group	Company	Group	Company
	31 Dec 2006		31 Dec 2005	30 June 2005
	12 months	18 months	12 months	12 months
	R'000	R'000	R'000	R'000
The following items have been charged in arriving at the loss before tax:				
Audit remuneration for audit services	345	394	72	127
Loss on disposal of investments	-	-	391	-
Depreciation	853	70	504	4
Staff cost	4,958	5,313	-	276
- Salaries	4,415	4,275	-	250
- UIF	375	449	-	26
- Other	168	589	-	-
Directors remuneration	404	3,300	-	1,100
- Executive directors	-	2,896	-	1,100
- Non-executive directors	404	404	-	-

21 INCOME TAXES

	Group 31 Dec 2006 12 months R'000	Company 31 Dec 2006 18 months R'000	Group 31 Dec 2005 12 months R'000	Company 30 June 2005 12 months R'000
South African taxation – current	(333)	(220)	-	(54)

A reconciliation between the average effective tax rate and the applicable tax rate is presented below:

Income tax rate reconciliation	Group 31 Dec 2006 12 months R'000	Company 31 Dec 2006 18 months R'000	Group 31 Dec 2005 12 months R'000	Company 30 June 2005 12 months R'000
Statutory rate of taxation	45%	35%	45%	35%
Income not subject to tax	0.1%	-	-	-
Assessed loss not carried forward	0.0%	-	-	-
Assessed loss utilised	1.2%	0.8%	-11.5%	-
Expenses not deductible for tax purposes	-6.3%	-16.7%	-32.0%	-0.4%
Deferred tax asset not recognised	-32%	-20.1%	-1.5%	-33.9%
Tax rate differential - mining vs non-mining	-6.8%	0.3%	-	-
Prior year adjustment	-0.5%	-	-	-0.2%
Other	-1.2%	-	-	-0.8%
Effective tax rate	**-0.5%**	**-0.6%**	**0.0%**	**-0.2%**

Gold mining tax on mining income is determined by taking into account the taxable income, total mining income and capital expenditure from mining operations during the year. No mining tax was payable in 2006 as the Group has an estimated unredeemed capital expenditure balance of R120.5 million (2005: R9.6 million) and calculated tax losses balance of R6.8 million (2005: R6.9 million). This is made up as follows:

	Unredeemed capital expenditure		Tax losses	
	2006 R'000	2005 R'000	2006 R'000	2005 R'000
South Africa	120,501	9,603	6,794	6,910

The mining tax rates utilized as at 31 December 2006 were 35% - 45% in South Africa.

These future deductions are utilizable only against income generated from the Group's current mining operation and do not expire unless the mine ceases to trade.

Non-mining taxable income, which consists primarily of net interest received, was shielded against mining tax losses that were not ring-fenced for tax purposes. In South Africa, the Group is exempt from payment of secondary taxation on companies, having made an election not to pay secondary taxation on companies. The election influences the taxation rate of the company.

Except to the extent disclosed below, a net future tax asset arising from tax losses and unredeemed capital expenditure, has not been recognized in the current period as its recoverability is not more likely than not.

The Group's future income tax assets and liabilities as at 31 December 2006 and 2005 are summarized below. These amounts incorporate the unredeemed capital expenditure as well as the tax loss balances referred to above multiplied by the applicable tax rates.

	Group 31 Dec 2006 12 months R'000	Company 31 Dec 2006 18 months R'000	Group 31 Dec 2005 12 months R'000	Company 30 June 2005 12 months R'000
Mining Assets	24,335	1,655	101	2,464
Non-mining assets	202	138	-	32
Revaluation of undeveloped property	31,411	-	-	-
Provisions	(719)	(720)	-	(73)
	55,229	1,073	101	2,422
Unredeemed capital expenditure	(48,810)	(19,246)	(4,327)	(12,809)
Taxation losses	(1,964)	-	(2,004)	(319)
Deferred tax asset not recognized	26,956	18,173	6,230	10,705
Net future income tax liability recognized	**31,411**	-	-	-

A fair value increment in mining assets of R108.3 million arose on the fair valuation of the assets of Sub Nigel that formed part of the reverse take over of Sub Nigel by New Kleinfontein. In compliance with accounting practice, a future tax liability of R31.4 million was recognized on this revaluation.

22 BASIC LOSS PER SHARE, DILUTED LOSS PER SHARE AND HEADLINE LOSS PER SHARE

	Group 31 Dec 2006 12 months R'000	Company 31 Dec 2006 18 months R'000	Group 31 Dec 2005 12 months R'000	Company 30 June 2005 12 months R'000
Basic loss per share (cents)	(5.16)	(8.75)	(0.42)	(40.57)
is calculated based on net (loss) / profit of the period of (R'000)	(22,889)	(38,794)	(1,412)	(28,355)
and a weighted average number of shares outstanding of issued	443,166,965	443,166,965	339,011,680	69,889,468
Diluted basic loss per share of (cents)	(5.14)	(8.72)	(0.42)	(39.89)
is calculated based on net (loss) / profit of the period of (R'000)	(22,889)	(38,794)	(1,412)	(28,355)
and a weighted average number of shares outstanding of issued	444,939,171	444,939,171	339,011,680	71,087,824

The increase in the number of shares for the calculation of dilutive loss per share resulted in a decrease of the loss per share and have an anti-dilutive effect on the basic earnings per share.

	Group 31 Dec 2006 12 months R'000	Company 31 Dec 2006 18 months R'000	Group 31 Dec 2005 12 months R'000	Company 30 June 2005 12 months R'000
Headline loss per share (cents)	(5.16)	(8.19)	(0.42)	(40.57)
is calculated based on net (loss) / profit of the period of (R'000)	(22,889)	(36,288)	(1,412)	(28,355)
and a weighted average number of shares outstanding of issued	443,166,965	443,166,965	339,011,680	69,889,468
Reconciliation of headline earnings				
Loss before tax	(22,889)	(38,794)	(1,412)	(28,355)
Impairment write-downs	-	2,506	-	-
Headline earnings	(22,889)	(36,288)	(1,412)	(22,889)

Reconciliation of weighted average number of shares and diluted average number of shares

	Group 31 Dec 2006	Company 31 Dec 2006	Group 31 Dec 2005	Company 30 June 2005
Average number of shares	443,166,965	443,166,965	339,011,680	69,889,468
Adjusted for:				
Unexercised share options	1,772,206	1,772,206	-	1,198,356
Diluted average number of shares	**444,939,171**	**444,939,171**	**339,011,680**	**71,087,824**

23 CONTINGENT LIABILITIES AND COMMITMENTS

Contingent Liabilities and Commitments	Notes	Group 31 Dec 2006 2006 R'000	Company 31 Dec 2006 2006 R'000	Group 31 Dec 2005 2005 R'000	Company 30 June 2005 2005 R'000
Guarantees		1,325	855	-	350
Capital commitments		144,487	223	1,027	150
Operating lease commitments		4,025	4,025	-	-

Guarantees consist of:	Group 31 Dec 2006	Company 31 Dec 2006	Group 31 Dec 2005	Company 30 June 2005
Performance guarantees with the DME - environmental rehabilitaion of land	1,080	610	-	350
Performance guarantee - Eskom	245	245	-	-

	Group 31 Dec 2006 12 months R'000	Company 31 Dec 2006 18 months R'000	Group 31 Dec 2005 12 months R'000	Company 30 June 2005 12 months R'000
Capital expenditure commitments contracted for	2,553	-	-	-
Capital expenditure commitment authorised by the Directors but not yet contracted for	141,934	223	1,027	150
	144,487	223	1,027	150
Payable in	144,487	223	1,027	150
- 2007	141,914	-	-	-
- 2008	-	-	-	-
- 2009	-	-	-	-
- 2010	-	-	-	-
- 2011	-	-	-	-
- Thereafter	2,573	223	1,027	150

The Group capital commitment relates to capital expenditure on the Modder East projects as well as the asset rehabilitation liability.

Operating leases	Group 31 Dec 2006 R'000	Company 31 Dec 2006 R'000	Group 31 Dec 2005 R'000	Company 30 June 2005 R'000
The future aggregate minimum lease payment under non-cancelable operating leases are:				
No later than 1 year	77	77	-	-
Later than one year but no later than 5 years	516	516	-	-
Later than 5 years	3,432	3,432	-	-
	4,025	4,025	-	-

The operating lease relates to the lease of the farm Cloverfield. The lease agreement commenced in April 2006 and expires in March 2016. The initial lease payment amounted to R6,000 per month and will escalates by 10% per annum.

24 FINANCIAL INSTRUMENTS

Financial risk factors

The Group's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group does not hedge its exposure to foreign currency exchange risk.

Risk management carried out by the Group is approved by the Board of Directors.

(i) Foreign exchange risk
The Group is exposed to foreign exchange risk arising predominantly from foreign currency denominated sales. The Group, however, does not hedge its exposure to foreign currency exchange risk.

(ii) Interest rate risk
The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group has no set policy on maintenance of a set proportion of borrowings in fixed rate instruments versus variable instruments. At the year end no debt was at fixed rates.

(iii) Credit risk
The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The Group has policies that limit the amount of credit exposure to any one financial institution.

(iv) Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Fair value estimation

The fair value of publicly traded derivatives and trading securities is based on quoted market prices at the balance sheet date.

In assessing the fair value of other financial instruments, the company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Option pricing models and estimated discounted value of future cash flows, are used to determine fair value for the remaining financial instruments.

The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the company for similar financial instruments.

The actual disclosed values of the financial instruments all approximate the fair values of these instruments.

25 BUSINESS COMBINATIONS

In the current financial year the merger between Sub Nigel Gold Mining Company Ltd and the NKMC Group was accomplished through the issue of shares to Aflease Gold and Uranium Ltd (now called Uranium One Africa Ltd) in payment for all the issued and outstanding ordinary shares of NKMC Group and all amounts due by NKMC Group to Aflease Gold and Uranium Ltd.

At a special meeting held on 10 January 2006 the shareholders voted in favour of the merger of the New Kleinfontein Mining Company Ltd Group (NKMC Group) of companies and Sub Nigel Gold Mining Company Ltd. The latter was renamed Aflease Gold Ltd. 339 011 680 Sub Nigel Gold Mining Company Ltd shares were issued as purchase consideration to Aflease Gold and Uranium Ltd. Following the issue of these shares Sub Nigel Gold Mining Company Ltd became an 80% subsidiary of Aflease Gold and Uranium Ltd. In terms of IFRS 3, Business combinations, this merger is accounted for as a reverse acquisition.

In line with the guidance provided by IFRS 3 the financial results reported prior to the effective date of the transaction are those of the acquirer (NKMC Group) and those subsequent to the effective date of the transaction are those of the combined entity.

Due to the reasons listed above, the comparative information published in these financial statements differ from those previously published.

Except for the cash taken over, this transaction has been excluded from the cash flow statement, as it did not result in an exchange for cash.

The aggregate fair values of the assets acquired and liabilities assumed were as follows:

	2006 R'000
Property, plant and equipment	4,755
Undeveloped properties	108,313
Loan account	9,281
Receivables and prepayments	406
Cash and cash equivalents	11,820
Asset retirement obligation	(213)
Accounts payable and accrued liabilities	(6,533)
Future taxation liability	(31,411)
Value of business combination	**96,418**

26 CASH UTILISED BY OPERATIONS

	Group 31 Dec 2006 12 months R'000	Company 31 Dec 2006 18 months R'000	Group 31 Dec 2005 12 months R'000	Company 30 June 2005 12 months R'000
Loss before income tax	(22,889)	(38,794)	(1,412)	(28,355)
Adjusted for:				
- Depreciation	853	70	504	4
- Loss on disposal of investment	-	-	391	-
- Increase in retirement obligation	1,445	73	-	-
- Increase in other provisions	1,885	-	-	-
- Impairment of asset	-	2,506	-	-
- Share based payments	1,762	-	-	639
- Capitalised mine development costs impaired	-	-	-	24,229
- Finance costs - net	(1,716)	(1,722)	66	(8)
- Changes in working capital (excluding the effects of the acquisition)				
Inventories	(289)	53	-	(53)
Trade and other receivables	(5,303)	(646)	7,455	(239)
Trade and other payables	25,059	3,903	(188)	(239)
	807	**(34,557)**	**6,816**	**(4,022)**

27 RECONCILIATION OF INCOME TAX PAID

	Group 31 Dec 2006 12 months R'000	Company 31 Dec 2006 18 months R'000	Group 31 Dec 2005 12 months R'000	Company 30 June 2005 12 months R'000
Amount unpaid at beginning of period	-	-	-	-
Amount per the income statement	333	220	-	54
Amount unpaid at end of period	-	-	-	-
	333	**220**	-	**54**

28 ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

	Group	Company	Group	Company
	31 Dec 2006		31 Dec 2005	30 June 2005
	12 months	18 months	12 months	12 months
	R'000	R'000	R'000	R'000
Mine development costs and mine plant facilities	26,164	-	-	534
Undeveloped properties	1,780			
Motor vehicles	22,625	-	-	-
Office equipment	518	374	-	79
	51,087	374	-	613

29 DETAILS OF IFRS ADJUSTMENTS

Company

Share options were granted to employees under an employee share incentive on 15 March 2005. Other than costs incurred in administering the scheme which were expensed as incurred, the scheme did not previously result in any expense in the income statement, but only to a dilution in earnings per share when the shares were issued. The Group now recognises an expense in the income statement, with a corresponding credit to equity, representing the value of employee share options granted, recognised on a straight line basis over the vesting periods of the options in accordance with the requirements of IFRS 2 Share based payments. No IFRS adjustements were required in the take-on balance sheet of the comparative financial period.

Reconciliation of Loss for the year ended 30 June 2005

	Previous GAAP R'000	Effect of transition to IFRS R'000	IFRS R'000
Revenue	-	-	-
Expenditure	(3,495)	(639)	(4,134)
Operating Loss	(3,495)	(639)	(4,134)
Investment income	30	-	30
Impairment of mining assets	(24,229)	-	(24,229)
Finance costs	(22)	-	(22)
Loss before taxation	(27,716)	(639)	(28,355)
Taxation	(54)	-	(54)
Loss after taxation	(27,770)	(639)	(28,409)

Reconciliation of Assets, Liabilities and Equity for the year ended 30 June 2005

	Assets R'000	Liabilities R'000	Equity R'000
Previous GAAP	8,887	(440)	8,447
Increase in stated capital (IFRS2 - share option scheme)	-	-	(639)
Increase in accumulated loss (IFRS 2 - share option scheme)	-	-	639
Balance reported under IFRS	8,887	(440)	8,447

30 SUBSEQUENT EVENTS

Subsequent to the financial year end New Kleinfontein Gold Mine (Pty) Ltd has entered into an agreement whereby it has agreed to sell the remaining extent of the farm "The Springs No. 129" IR measuring 82.5 hectares.

25,000,000 new shares were issued for cash on 1 March 2007 at an issue price of R2.88 per share.

31 RELATED PARTY TRANSACTIONS

The company's major shareholder is Uranium One Africa, which holds 71.3% (2005: 0%) of the company's shares.

	Group	Company	Group	Company
	31 Dec 2006		31 Dec 2005	30 June 2005
	12 months	18 months	12 months	12 months
	R'000	R'000	R'000	R'000
The following transactions were carried out with related parties:				
Management fee paid to Uranium One Africa	3,005	3,005	-	-
Rent paid to Uranium One Africa	57	57	-	-

Details of share options outstanding and excercised by Directors are as follows:

	Balance at 1 Jul 05	Granted during the year	Number of shares exercised/ lapsed during the year	Balance at 31 Dec 06	Lapsed number of shares	Exercised number of shares	Allocated price of options on hand 31 Dec 06	First exercise date
Executive								
ST Ward	4,400,000	-	4,400,000	-	3,150,000	1,250,000	-	Aug 2006
AC Reynolds	2,800,000	526,233	-	3,326,233	-	-	0.99	-
HG Veldsman	2,800,000	-	1,800,000	1,000,000	-	1,800,000	0.65	Sep 2006
PB Kruger	-	287,671	-	287,671	-	-	2.80	-
Non-Executive								
Ken Dicks	-	287,671	-	287,671	-	-	2.80	-
S Swana	-	287,671	-	287,671	-	-	2.80	-
S Mayiza	-	287,671	-	287,671	-	-	2.80	-
S Zungu	-	383,562	-	383,562	-	-	2.80	-
	10,000,000	2,060,479	6,200,000	5,860,479	3,150,000	3,050,000	1.41	

Director	Balance at 1 Jul 04	Granted during the year	Number of shares exercised/ lapsed during the year	Balance at 30 June 05	Lapsed number of shares	Exercised number of shares	Allocated price of options on hand 30 June 05	First exercise date
Executive								
ST Ward	-	4,400,000	-	4,400,000	-	-	0.65	-
AC Reynolds	-	2,800,000	-	2,800,000	-	-	0.65	-
HG Veldsman	-	2,800,000	-	2,800,000	-	-	0.65	-
	-	10,000,000	-	10,000,000	-	-	0.65	

Directors remuneration	404	3,300	-	1,100
- Executive directors				
ST Ward (Resigned) - Salary	-	566	-	295
AC Reynolds (Resigned) - Salary	-	298	-	397
HG Veldsman (Resigned) - Salary	-	140	-	288
P St G Glyn (Resigned) - Salary	-	1,800	-	120
PB Kruger - Services as director	-	93	-	-
- Non-executive directors				
Ken Dicks - Services as director	103	103	-	-
S Swana - Services as director	95	95	-	-
S Maziya - Services as director	91	91	-	-
S Zungu - Services as director	115	115	-	-

32 SEGMENTAL REPORTING

The Group operates only in the gold mining and exploration sector of the economy and primarily in the East Rand geographical region of South Africa. There are no other business segments with significant differences in the risks and returns or economic environments in which the Group operates.

The shareholders' spread at 31 December 2006 was as follows:

SHAREHOLDER SPREAD	No. of Shareholders	%	No. of Shares	%
1 - 1,000 shares	1,095	36.07	475,853	0.10
1,001 - 10,000 shares	1,272	41.90	5,779,066	1.22
10,001 - 100,000 shares	572	18.84	17,828,136	3.76
100,001 - 1,000,000 shares	79	2.60	21,079,231	4.45
1,000,001 shares and over	18	0.59	428,727,314	90.47
	3,036	100.00	473,889,600	100.00

SHAREHOLDER SPREAD	No. of Shareholders	%	No. of Shares	%
Banks	45	1.52	56,332,728	11.89
Close Corporations	55	1.81	1,724,474	0.36
Endowment Funds	2	0.07	900,969	0.19
Individuals	2,742	90.32	31,789,611	6.71
Investment Companies	2	0.07	29,700	0.01
Mutual Funds	3	0.10	11,447,465	2.42
Nominees and Trusts	118	3.89	6,562,646	1.38
Other Corporations	17	0.56	389,840	0.08
Pension Funds	2	0.07	100,300	0.02
Private Companies	36	1.19	14,146,670	2.99
Public Companies	13	0.36	350,465,197	73.96
	3,036	100.00	473,889,600	100.00

PUBLIC / NON - PUBLIC SHAREHOLDERS	No. of Shareholders	%	No. of Shares	%
Non - Public Shareholders	1	0.03	337,746,896	71.33
Strategic Holdings (more than 10%)	1	0.03	337,746,896	71.33
Public Shareholders	3,035	99.97	136,142,705	28.67
	3,036	100.00	473,889,600	100.00

BENEFICIAL SHAREHOLDERS HOLDING OF 3% OR MORE	No. of Shares	%
Uranium One Africa limited	337,746,896	71.33
Gold Fields Limited	12,500,000	2.64
Investec	11,321,065	2.39

Notice is hereby given that the Annual General Meeting ("the AGM") of shareholders of the Company will be held at Nedbank Head Office, Executive Dining Rooms - C Block, Ground Floor, 135 Rivonia Road, Sandton on 27 June 2007 at 11h00 for the purpose of considering the business set out in this notice and of passing, if deemed fit, with or without modification, the following resolutions:

1. To receive, consider and adopt the Annual Financial Statements of the Company and its subsidiaries ("the Group") for the 18 month period 1 July 2005 to 31 December 2006, together with the Directors' and independent auditors' reports which collectively constitute the Annual Report of the Company for the financial period ending 31 December 2006 ("the Annual Report").

2. To re-elect individually the following as Directors of the Company, who retire by rotation in terms of the Company's Articles of Association ("the Articles") and who are eligible and offer themselves for re-election

   2.1 S Swana

   2.2 N J Froneman

   2.3 D J Nortier

   An abbreviated curriculum vitae in respect of each Director offering himself for re-election is contained in the Annual Report of which this notice forms part. [3.84(e)]

3. To re-appoint PricewaterhouseCoopers Inc. as independent auditors of the Company and to authorise the Directors to determine the auditors' remuneration for the period ending 31 December 2007

4. To approve the remuneration of the Directors reflected on page 48 of the Annual Report of which this notice forms part.

As special business, to consider and, if deemed fit, pass with or without modification the following resolutions:

ORDINARY RESOLUTION 1

"RESOLVED THAT, the entire authorised but unissued share capital of the Company from time to time be placed under the control of the Directors until the next Annual General Meeting with the authority to allot and issue all or part thereof in their discretion, subject to the provisions of Sections 221 and 222 of the Companies Act (61 of 1973), as amended ("the Companies Act"), the JSE Limited ("the JSE") Listings Requirements and those of any other stock exchange upon which the shares of the Company may be quoted or listed."

ORDINARY RESOLUTION 2 [5.50]

"RESOLVED THAT, in accordance with the Articles, the Directors be and they are hereby authorised, until the next Annual General Meeting of the Company (whereupon this authority shall lapse, unless it is renewed at the aforementioned Annual General Meeting, provided that it shall not extend beyond 15 months from the date of this Annual General Meeting) to allot and issue ordinary shares for cash subject to the provisions of the Companies Act, the JSE Listings Requirements and those of any other stock exchange upon which the shares of the Company may be quoted or listed, on the following bases:

- the allotment of and issue of ordinary shares for cash shall be made only to persons qualifying as public shareholders as defined in the JSE Listings Requirements, and not to related parties; [5.52(b)]
- the number of ordinary shares issued for cash shall not in the aggregate in any one financial year of the Company (commencing 1 January 2007) exceed 15% of the Company's issued ordinary shares. The number of ordinary shares which may be issued for cash shall be based on the number of ordinary shares in issue at the date of application, less any ordinary shares issued by the Company during the financial year referred to above, provided that any ordinary shares to be issued for cash pursuant to a rights issue (announced and irrevocable and underwritten) or acquisition (concluded at the date of application) shall be included as though they were ordinary shares in issue at the date of application; [5.52(c) (i) and (iii)]
- the maximum discount at which ordinary shares may be issued for cash is 10% of the weighted average traded price on the JSE of those ordinary shares over 30 days prior to the date on which the price of the issue is determined by the Directors of the Company; [5.52(d)]
- after the Company has issued ordinary shares for cash which represent, on a cumulative basis within a financial year, 5% or more of the ordinary shares issued prior to that issue, the Company shall publish an announcement containing full details of the issue, including the effect of the issue on the net asset value and earnings per share of the Company; and [11.22]
- the securities which are the subject of the issue for cash must be of a class already in issue, or where this is not the case, must be limited to such securities or rights that are convertible into a class already in issue." [5.52(a)]

Note: In terms of the JSE Listings Requirements, a 75% majority of the votes cast by shareholders present or represented by proxy at the AGM must be cast in favour of ordinary resolution 2 for it to be approved.

ORDINARY RESOLUTION 3

"RESOLVED THAT, any Director or the Company Secretary be and is hereby authorised to take all actions necessary and sign all required documents issued by the Company to give effect to ordinary resolutions numbers 1 and 2."

SPECIAL RESOLUTION 1

"RESOLVED THAT, the Company and/or any subsidiary of the Company be and is hereby authorised by way of a general approval contemplated in sections 85(2) and 85(3) of the Companies Act, to acquire the issued ordinary shares of the Company, upon such terms and conditions and in such amounts as the directors of the Company may from time to time determine, but subject to the Articles of Association of the Company, the provisions of the Companies Act and the JSE Listings Requirements, where applicable, and provided that –

- the repurchase of securities will be effected through the main order book operated by the JSE trading system and done without any prior understanding or arrangement between the Company and the counter party; [5.72 (a)]
- this general authority shall only be valid until the Company's next annual general meeting, provided that it shall not extend beyond 15 (fifteen) months from the date of passing of this special resolution; [5.72 (c)]
- in determining the price at which the Company's ordinary shares are acquired by the Company in terms of this general authority, the maximum premium at which such ordinary shares may be acquired will be 10% (ten per cent) of the weighted average of the market price at which such ordinary shares are traded on the JSE, as determined over the 5 (five) trading days immediately preceding the date of the repurchase of such ordinary shares by the Company; [5.72 (d)]
- the acquisitions of ordinary shares in the aggregate in any one financial year do not exceed 20% (twenty per cent) of the Company's issued ordinary share capital from the date of the grant of this general authority; [5.68]
- the Company and the Group are in a position to repay their debt in the ordinary course of business for a period of 12 months from the Company first acquiring securities under this general approval; [5.69(c) (i)] [11.26 (d) (i)]
- the assets of the Company and the Group, being fairly valued in accordance with International Financial Reporting Standards, are in excess of the liabilities of the Company and the Group for the 12 months from the Company first acquiring securities under this general approval; [5.69(c) (ii)] [11.26 (d) (ii)]
- the ordinary capital and reserves of the Company and the Group are adequate for a period of 12 months from the Company first acquiring securities under this general approval; [5.69 (c) (iii)] [11.26 (d) (iii)]
- the available working capital is adequate to continue the operations of the Company and the Group for a period of 12 months from the company first acquiring securities under this general approval; [5.69(c) (iv)] [11.26 (d) (iv)]
- upon entering the market to proceed with the repurchase, the Company's Sponsor has complied with its responsibilities contained in Schedule 25 of the JSE Listings Requirements; (2.12 and Schedule 25)
- after such repurchase the company will still comply with paragraphs 3.37 to 3.41 of the JSE Listings requirements concerning shareholder spread requirements; [5.69 (g)]]
- the Company or its subsidiaries will not repurchase securities during a prohibited period as defined in paragraph 3.67 of the JSE Listings Requirements; [5.72 (g)]
- when the Company has cumulatively repurchased 3% of the initial number of the relevant class of securities, and for each 3% in aggregate of the initial number of that class acquired thereafter, an announcement will be made; and [11.27]
- the Company only appoints one agent to effect any repurchase(s) on its behalf [5.72 (e)]."

REASON FOR AND EFFECT OF SPECIAL RESOLUTION NUMBER 1

The reason and effect for Special Resolution Number 1 is to authorise the Company and/or its subsidiaries by way of a general authority to acquire its own issued shares on such terms, conditions and such amounts determined from time to time by the directors of the Company, subject to the limitations set out above.

The directors of the Company have no specific intention to effect the provisions of Special Resolution Number 1 but will, however, continually review the Company's position, having regard to prevailing circumstances and market conditions, in considering whether to effect the provisions of Special Resolution Number 1. [11.26 (c)]

MATERIAL CHANGE [11.26 (B) (III)]

There have been no material changes in the affairs or financial position of Aflease Gold and its subsidiaries since the date of signature of the audit report and the date of this notice.

DIRECTORS' RESPONSIBILITY STATEMENT [11.26 (B) (VI)]

The directors, whose names are given on pages 6 and 7 of the annual report, collectively and individually accept full responsibility for the accuracy of the information pertaining to Special Resolution Number 1 and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this resolution contains all such information.

LITIGATION STATEMENT [11.26 (B) (VII)]

In terms of section 11.26 of the Listings Requirements of the JSE, the directors, whose names are given on pages 6 and 7 of the annual report of which this notice forms part, are not aware of any legal or arbitration proceedings, including proceedings that are pending or threatened, that may have or have had in the recent past, being at least the previous 12 months, a material effect on the Group's financial position.

VOTING AND PROXIES

A shareholder of the Company entitled to attend, speak and vote at the Annual General Meeting is entitled to appoint a proxy or proxies to attend, speak and vote in his/her stead. The proxy need not be a shareholder of the Company. A form of proxy is attached for the convenience of any certificated shareholder and an own name registered dematerialised shareholder who cannot attend the Annual General Meeting but who wishes to be represented at that meeting.

On a show of hands, every shareholder of the Company present in person or represented by proxy shall have one vote only. On a poll, every shareholder of the Company present in person or represented by proxy shall have one vote for every share held in the Company by such shareholder. Forms of proxy may also be obtained on request from the Company's registered office. The completed forms of proxy must be deposited at, posted or faxed to the transfer secretaries at the address below, to be received by no later than11h00 on Monday 25 June 2007. Any member who completed and lodged a form of proxy will nevertheless be entitled to attend and vote in person at the Annual General Meeting, should the member subsequently decide to do so.

Shareholders who have dematerialised their ordinary shares through a Central Securities Depository Participant ("CSDP") or broker, other than own name registered dematerialized shareholders, who wish to attend the Annual General Meeting, must request their CSDP or broker to issue them with a letter of representation.

Should shareholders who have dematerialized their ordinary shares, other than own name registered dematerialised shareholders, wish to vote by proxy, they must provide their CSDP or broker with their voting instructions in terms of the custody agreement entered into between the dematerialised shareholders and their CSDP or broker in the manner and by the cut-off time and date advised by the CSDP or broker for instructions of this nature.

By order of the Board

Pierre Kruger
Company Secretary
30 March 2007

Transfer secretaries
Computershare Investor Services 2004 (Pty) Ltd.
70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshaltown 2107
Fax number: +27 11 688 7721

Aflease Gold Limited
(incorporated in the Republic of South Africa)
Share Code: AFL (JSE) AFLUY (NASDAQ)
Registration Number 1984/006179/06

Company Secretary
PB Kruger
Tel +27 11 814 4290
www.afleasegold.com

Sponsor and Corporate Advisor
Nedbank Capital
Tel +27 11 295 8602

Attorneys
Deneys Reitz Attorneys
Tel +27 11 685 8500

Bankers
Nedbank
Tel +27 11 723 0600

Auditors
PricewaterhouseCoopers Inc.
Tel +27 11 797 4000

Transfer Secretary
Computershare Investor Services 2004
(Proprietary) Limited
Tel +27 11 370 5000

Postal Address
PO Box 262
Dunnottar
1590

Business Address
Sub Nigel Head Office
No. 1 Shaft
Nigel

Business Contact Numbers
Tel +27 11 814 4290
Fax +27 11 814 7975

AFO - Aflease Gold Limited - Trading statement 26 Mar 2007

AFO
AFO
AFO - Aflease Gold Limited - Trading statement
Aflease Gold Limited
(Formerly Sub Nigel Gold Mining Company Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO ISIN Code: ZAE 000075867
("Aflease Gold" or "the Company")

TRADING STATEMENT

Shareholders are advised that it is expected that the loss and headline loss for the 18 months ended 31 December 2006 are expected to be between 5 - 6 cents per share.

During the previous financial year Aflease Gold changed its year end to December and therefore the financial year being reported on is an 18 month reporting period. Aflease Gold`s final results for the 18 months ended 31 December 2006, are expected to be announced on or about 30 March 2007.

The information contained in this trading statement has not been reviewed or reported on by the Company`s auditors.

Sandton
26 March 2007
Sponsor
Nedbank Capital
Date: 26/03/2007 17:24:00 Produced by the JSE SENS Department.

Back to SENS list PRINT this article

AFO
AFO
AFO - Aflease Gold Limited - Aflease Gold Financial Results for 2006
AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO & ISIN Code: ZAE000075867
("Aflease Gold" or "the Company")

Aflease Gold Financial Results for 2006

Johannesburg: Aflease Gold Ltd. has released audited financial results for the twelve months ended December 31, 2006. The results are stated in South African Rand.

Highlights for the year include the following:

- Headline loss per share of 5.16 cents for 12 months to December 31, 2006, compared to a headline loss of 0.42 cents per share for the 12 months to December 31, 2005
- Completed the reverse takeover of Sub Nigel Gold Mining Company Limited
- Share exchange agreement for the acquisition, at the election of Aflease Gold, of between 7.5 million and 13 million shares of Randgold and Exploration Ltd.
- Completion of a feasibility study for the Modder East Gold Project and commencement of Project construction
- Increase in indicated resources and probable reserves at Modder East
- Probable reserves of 7.69 million tonnes grading 5.54 g/t for - 1.37 million contained ounces of gold (a 28% increase during the year)
  - Indicated resources of 22.57 million tonnes grading 3.31 g/t for 2.4 million contained ounces of gold (a 19% increase during the year)
  - Inferred resources of 13.32 million tonnes grading 2.31 g/t for 0.99 million contained ounces of gold (a 3% decrease during the year)
- Upgrade in resources at Sub Nigel

Commenting on today`s announcement, Neal Froneman, Chief Executive Officer of Aflease Gold, said: "Aflease Gold is making excellent progress at Modder East, which remains on track for production commencing in 2009. We look forward to the re-evaluation of the Modder East feasibility study in line with the recent increase in the Project`s mineral resources and reserves, and to the completion of the pre-feasibility study at our Sub Nigel property. In the meantime, the Company is well positioned and will continue to focus on achieving a premium market rating through its focus on high margin and low technical risk assets."

About Aflease Gold

Aflease Gold is a South African gold resource company listed on the JSE Limited (the Johannesburg stock exchange). The Company owns the Modder East Gold Project, currently under construction, as well as the Sub Nigel, New Kleinfontein, Turnbridge and the Holfontein Gold Projects, all on the East Rand; the Ventersburg Gold Project in the Free State gold field; and the Etendeka Gold Project in Namibia. Aflease Gold was formed in January 2006 through the reverse takeover of Sub Nigel Gold Mining Company by New Kleinfontein Mining Company, a wholly-owned subsidiary of sxr Uranium One Inc. The Company has a market capitalization in excess of R1.7 billion.

March 30, 2007

For further information, please contact:

Jean Nortier
Chief Financial Officer
Tel: + 27 11 482 3605

Chris Sattler
Vice President, Investor Relations
Tel: + 1 416 671 3341

Cautionary Statement

This News Release includes certain "forward-looking statements" and "forward-looking information". All statements other than statements of historical fact included in this release including, without limitation, statements regarding future plans and objectives of Aflease Gold, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors could cause actual results to differ materially from Aflease Gold`s expectations. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, availability of capital required to place Aflease Gold`s properties into production, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold and other commodities, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, Aflease Gold`s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage, Although Aflease Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Aflease Gold does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws. Investors are advised to refer to competent person`s reports on Aflease Gold`s material properties for detailed information with respect to such properties, which information is subject to the qualifications and notes set forth therein.

In addition, this news release uses the terms "indicated resources" and "inferred resources" as defined in accordance with the SAMREC Code (South African Code for Reporting of Mineral Resources and Mineral Reserves prepared by the South African Mineral Resource Committee) (SAMREC) under the auspices of the South African Institute of Mining and Metallurgy effective March 2000 or as amended from time to time. United States investors are advised that while these terms are recognized and required by South African regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of the mineral deposits in the measured and indicated resource categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. Investors are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Under South African rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except under conditions noted in the SAMREC Code. Scientific and technical information contained herein has been reviewed by Warwick Bullen,

M.Sc., Pr.Sci.Nat., Vice President: Geology and Exploration, Aflease Gold, who is a qualified person for the purposes of SAMREC.
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.
To receive Aflease Gold`s news releases by e-mail, please register on Aflease Gold`s website - www.afleasegold.com
Date: 30/03/2007 15:39:51 Produced by the JSE SENS Department.

AFO
AFO
AFO - Aflease Gold - Group Financial Statements: Year Ended 31 December 2006
AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO & ISIN Code: ZAE000075867
("Aflease Gold")
AFLEASE GOLD LTD (PREVIOUSLY SUB NIGEL GOLD MINING COMPANY LTD) SUMMARIZED GROUP FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2006

Group Balance Sheet	Audited 31 December	Audited 31 December
2006 2005		
	R`000	R`000
ASSETS		
Non-current assets		
Property, plant and equipment	166,971	3,844
Asset retirement fund	705	656
Amounts due from related parties	72	5,677
	167,748	10,177
Current assets		
Inventories	289	-
Accounts receivables and prepayments	5,973	670
Cash and cash equivalents	65,479	219
71,741 889		
Total assets	239,489	11,066
SHAREHOLDERS` EQUITY		
Share capital and share premium	220,046	16,270
Contributed surplus	1,762	-
Accumulated deficit	(44,687)	(21,465)
	177,121	(5,195)
LIABILITIES		
Non-current liabilities		
Amounts owing to related parties	1,265	14,957
Asset retirement obligation	2,572	1,127
Deferred taxation	31,411	-
35,248 16,084		
Current liabilities		
Trade and other payables	25,235	176
Provisions	1,885	-
27,120 176		
Total equity and liabilities	239,489	11,066

Group Income Statement for the year ended	Notes	Audited	Audited
31 December 31 December			
		2006 12 months	2005 12 months
	Notes	R`000	R`000
- -			
Revenue			
Cost of Sales			-
Gross loss		-	-
Sundry income		301	-
General and administrative expenditure		(13,165)	(955)

Share options expensed		(1,762)	-
Exploration and pre-feasibility expenditure		(9,979)	-
Operating loss		(24,605)	(955)
Finance income		1,804	77
Finance costs		(88)	(143)
Finance income - net		1,716	(66)
Loss on disposal of investments		-	(391)
Loss before income taxes		(22,889)	(1,412)
Income tax expense		(333)	-
Net loss		(23,222)	(1,412)
Loss per share (cents)	1		
- Basic and headline		(5.16)	(0.42)
- Diluted		(5.08)	(0.42)

Group Statement of Changes in Equity
For the year ended 31 December 2006

	Share capital and share premium R`000	Contributed surplus R`000	Accumulated deficit R`000	Total R`000
Balance at 1 January 2005	16,270	-	(20,053)	(3,783)
Net loss for the period	-	-	(1,412)	(1,412)
Balance at 31 December 2005	16,270	-	(21,465)	(5,195)
Share issues	207,690	-	-	207,690
Share option scheme	-	1,762	-	1,762
Transaction cost	(3,914)	-	-	(3,914)
Net loss for the period	-	-	(23,222)	(23,222)
Balance at 31 December 2006	220,046	1,762	(44,687)	177,121

Group Cash Flow Statement

	Audited 31 December R`000	Audited 31 December R`000
	2,190	6,750
Cash utilised by operating activities		
Cash utilised by operating activities	807	6,816
Finance income	1,804	77
Finance costs	(88)	(143)
Taxation paid	(333)	-
Cash (expended on) investment activities	(51,136)	(43)
Additions to property, plant and equipment	(51,087)	-
Increase in investments	(49)	(43)
Cash flow from financing activities	114,206	(6,680)
Proceeds from issue of shares	110,473	-
Business combination	11,820	-
Decrease in long-term liabilities	-	(921)
Decrease in amounts due to related parties	(8,087)	(5,759)
Movement in cash and cash equivalents	65,260	27
Cash and cash equivalents at beginning of period	219	192
Cash and cash equivalents at end of period	65,479	219

NOTES TO THE SUMMARIZED GROUP FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2006

1. Basis of preparation

The summarized group financial statements of Aflease Gold Limited (previously Sub Nigel Gold Mining Company Ltd) and its subsidiaries have been prepared in accordance with IAS34: Interim financial reporting. The summarized group financial statements cover the 12 months period ended 31 December 2006. These summarized group financial statements are prepared on the historical cost basis and are consistent with those of the previous year.

1. Loss per share

Basic, diluted and headline loss per share is reconciled as follows:

	Audited 31 December 2006	Audited 31 December 2005
Loss and headline loss	(22,889)	(1,412)
Weighted average number of shares in issue	443,166,965	339,011,680
Number of shares in issue	473,889,600	85,152,920
Reconciliation of weighted average number of shares and diluted average number of shares		
Average number of shares	443,166,965	339,011,680
Adjusted for:		
Unexercised share options	7,809,906	-
Diluted average number of shares	450,976,871	339,011,680

2. Contingent liabilities and commitments

	Audited 31 December 2006 R`000	Audited 31 December 2005 R`000
Guarantees	1,325	-
Capital commitments	144,487	1,027
Operating lease commitments	4,025	-

3. Business combinations

In the current financial year the merger between Sub Nigel Gold Mining Company Ltd and the NKMC Group was accomplished through the issue of shares to Aflease Gold and Uranium Ltd (now called Uranium One Africa Ltd) in payment for all the issued and outstanding ordinary shares of NKMC Group and all amounts due by NKMC Group to Aflease Gold and Uranium Ltd.

At a special meeting held on 10 January 2006 the shareholders voted in favour of the merger of the New Kleinfontein Mining Company Ltd Group (NKMC Group) of companies and Sub Nigel Gold Mining Company Ltd. The latter was renamed Aflease Gold Ltd. 339 011 680 Sub Nigel Gold Mining Company Ltd shares were issued as purchase consideration to Aflease Gold and Uranium Ltd. Following the issue of these shares Sub Nigel gold Mining Company Ltd became an 80% subsidiary of Aflease Gold and Uranium Ltd. In terms of IFRS 3, Business combinations, this merger is accounted for as a reverse acquisition.

In line with the guidance provided by IFRS 3 the financial results reported prior to the effective date of the transaction are those of the acquirer (NKMC Group) and those subsequent to the effective date of the transaction are those of the combined entity.

Due to the reasons listed above, the comparative information published in these financial statements differ from those previously published.

Except for the cash taken over, this transaction has been excluded from the cash flow statement, as it did not result in an exchange for cash.

The aggregate fair values of the assets acquired and liabilities assumed were as follows:

2006	R`000
Property, plant and equipment	4,755
Undeveloped properties	108,313
Loan account	9,281

Receivables and prepayments	406
Cash and cash equivalents	11,820
Asset retirement obligation	(213)
Accounts payable and accrued liabilities	(6,533)
Future taxation liability	(31,411)
Value of business combination	96,418
Fair value of NKMC Group	228,693
Cash taken over	11,820
Shares consideration	(325,111)
Net cash flow	11,820

The consideration was determined by using the weighted average traded price of Aflease Gold Ltd`s shares over the 30 trading days prior to releasing information pertaining to this transaction on 23 August 2005.

4. Post balance sheet events

Subsequent to the financial year end New Kleinfontein Goldmine (Pty) Ltd concluded an agreement whereby it has agreed to sell the remaining extent of the farm "The Springs No. 129" IR measuring 82.5 hectares.

25,000,000 new shares were issued for cash on 1 March 2007 at an issue price of R2.88 per share.

5. Audit opinion

These summarized Group financial statements are based on the audited Group financial statements for the year ended 31 December 2006 as audited by the Group`s auditors, PricewaterhouseCoopers Inc.

Their unqualified audit opinion is available for inspection at the company`s registered office.

COMMENTARY FOR THE PERIOD ENDED 31 DECEMBER 2006

Modder East Project

On August 16, 2006, Aflease Gold announced the details of a feasibility study for the Modder East Gold Project, which was independently audited by SRK Consulting. The Modder East Feasibility Study used as a base case a gold price of US$629/oz and an exchange rate of ZAR6.585 per US$1.00. At a real discount rate of 8%, the Modder East Gold Project is estimated to yield a NPV of ZAR843.9 million (US$74 million) and an internal rate of return of 31%. Aflease Gold has been raising funds through the sale of shares, and is expected to raise project debt financing to implement the Modder East Gold Project.

The mine surface infrastructure has been completed. The infrastructure includes the run-of-mine water dams, access roads, office and workshop site areas, control room building, lamp room, change house, explosives magazines and engineering workshops. The mine site security fencing has been completed and equipped with the necessary guard post buildings and lighting. The portal of the decline was completed in Q3 2006 and by December 2006, trackless decline development had advanced a total of 384 metres.

In December 2006, Aflease Gold announced increased resources and reserves at Modder East. The reserve increased to 1.37 million contained ounces of gold in the probable category (a 28% increase) and the resources increased to 2.40 million contained ounces of gold in the indicated category (a 19% increase) and 0.99 million contained ounces of gold in the inferred category (a 3% decrease).

In light of the increase in reserves the August 2006 feasibility study is currently being updated, with a view to determining the new value of the Project.

Sub Nigel Project

In December 2006, Aflease Gold announced a revised resource estimate for the Nigel Reef at Sub Nigel of 1.539Kt grading 4.14 g/t for 205,000 contained ounces of gold in the indicated category and 139Kt grading 2.99 g/t for 13,000 contained ounces of gold in the inferred category. Aflease Gold has commenced a pre-feasibility study on the Sub Nigel project.

Signed on behalf of the Board:

NJ Froneman	DJ Nortier
(Chief Executive Officer)	(Chief Financial Officer)

Johannesburg
30 March 2007
Date: 30/03/2007 15:41:51 Produced by the JSE SENS Department.

Back to SENS list PRINT this article

AFO - Aflease Gold - Posting Of Aflease Gold`s Ann 10 Apr 2007

AFO
AFO
AFO - Aflease Gold - Posting Of Aflease Gold`s Annual Report And AGM
AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO & ISIN Code: ZAE000075867
("Aflease Gold")
Posting of Aflease Gold`s annual report and annual general meeting
In compliance with section 3.22 of the JSE Listings Requirements, shareholders are advised as follows:
Annual report
Further to Aflease Gold`s audited group results for the year ended 31 December 2006, published on 30 March 2007, the annual report has been posted today. The annual report contains no modifications to the aforementioned published audited results.
Annual general meeting
The annual general meeting of the shareholders of Aflease Gold will be held at 11:00 on 27 June 2007 at Nedbank Head Office, Executive Dining Rooms - C Block, Ground Floor, 135 Rivonia Road, Sandton, to transact the business as stated in the notice of the annual general meeting forming part of the annual report.
Johannesburg
10 April 2007
Sponsor
Nedbank Capital
Date: 10/04/2007 15:32:00 Produced by the JSE SENS Department.

Back to SENS list PRINT this article

END